As filed with the Securities and Exchange Commission on _________________

                               File No. 333- _____
                               File No. 811-05343

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

           Registration Statement Under the Securities Act of 1933 [X]
                           Pre-Effective Amendment No.
                          Post-Effective Amendment No.

          For Registration Under the Investment Company Act of 1940 [X]
                                 Amendment No.47

                      GE Life & Annuity Separate Account 4
                           (Exact Name of Registrant)

                      GE Life and Annuity Assurance Company
                               (Name of Depositor)
                              6610 W. Broad Street
                            Richmond, Virginia 23230
               (Address of Depositor's Principal Executive Office)
                  Depositor's Telephone Number: (804) 281-6000


Patricia L. Dysart, Esquire                      Copy to:
Assistant Vice President and Associate Counsel   Stephen E. Roth, Esquire
GE Life And Annuity Assurance Company            Sutherland Asbill & Brennan LLP
6610 W. Broad Street                             1275 Pennsylvania Avenue, N.W.
Richmond, Virginia 23230                         Washington, D.C. 20004-2415
(Name and address of Agent for Service)

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of the registration statement.

Title of Securities Being Registered:
Interests in a Separate Account under flexible premium variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                               PROSPECTUS FOR THE
                       FLEXIBLE PREMIUM VARIABLE DEFERRED
                                ANNUITY CONTRACT

                                 FORM P1154 4/00

             Issued by:                                    Home Office:
GE Life and Annuity Assurance Company                  6610 West Broad Street
                                                      Richmond, Virginia 23230
                                                     Telephone:  (804) 281-6000

This Prospectus describes a flexible premium variable deferred annuity contract (the "Contract") for individuals and some qualified and nonqualified retirement plans. GE Life and Annuity Assurance Company (the "Company," "we," "us," or "our") issues the Contract.

The Contract offers you the accumulation of Contract Value and the payment of periodic annuity benefits. We may pay these benefits on a variable or fixed basis or a combination of both.

You may allocate your purchase payments to the Separate Account, the Guarantee Account, or both. Each Subaccount of the Separate Account invests in shares of the Funds. We list the Funds, and their currently available portfolios, below.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
         VIP Equity Income Portfolio, VIP Growth Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
         VIP Contrafund Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
         VIP Growth & Income Portfolio, VIP Mid Cap Portfolio

GE INVESTMENTS FUNDS
         Money Market Fund, Premier Growth Equity Fund, U.S. Equity Fund, Value Equity Fund, S&P 500 Index Fund

JANUS ASPEN SERIES
         Aggressive Growth Portfolio, Balanced Portfolio, Capital Appreciation Portfolio, Global Life Sciences Portfolio, Global Technology Portfolio, Growth Portfolio, International Growth Portfolio, Worldwide Growth Portfolio

OPPENHEIMER VARIABLE ACCOUNT FUNDS
         Global Securities Fund/VA, Main Street Growth & Income Fund/VA

Not all of these portfolios may be available in all states or in all markets.

Except for amounts in the General Account, both the value of a Contract before the Annuity Commencement Date and the amount of monthly income afterward will depend upon the investment performance of the portfolio(s) you select. You bear the investment risk of investing in the portfolios.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

YOUR INVESTMENT IN THE CONTRACT IS NOT A DEPOSIT OF A BANK AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY GOVERNMENT AGENCY.

This Prospectus gives details about the Separate Account and our Guarantee Account that you should know before investing. Please read this Prospectus carefully before investing and keep it for future reference.

A statement of additional information ("SAI"), dated _____________ ___, 2000, concerning the Separate Account has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this Prospectus. If you would like a free copy, call us at 1-800-352-9910. The SAI also is available on the SEC's website at http://www.sec.gov. A table of contents for the SAI appears on the last page of this Prospectus.

         The date of this Prospectus is ______________ ___, 2000

                                TABLE OF CONTENTS

Definitions................................................................4
Expense Table..............................................................5
Synopsis..................................................................12
Investment Results........................................................14
Financial Statements......................................................14
GE Life and Annuity Assurance Company.....................................14
The Separate Account......................................................15
The Guarantee Account.....................................................20
Charges and Other Deductions..............................................21
The Contract..............................................................25
Transfers.................................................................27
Surrenders and Withdrawals................................................31
The Death Benefit.........................................................33
Income Payments...........................................................37
Federal Tax Matters.......................................................40
Voting Rights.............................................................47
Requesting Payments.......................................................48
Distribution of the Contracts.............................................48
Additional Information....................................................49
Condensed Financial Information...........................................50
Table of Contents for Statement of Additional Information.................51

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

--------------------------------------------------------------------------------
                                   DEFINITIONS
--------------------------------------------------------------------------------

We have tried to make this Prospectus as understandable as possible. However, in explaining how the Contract works, we have had to use certain terms that have special meanings. We define these terms below.

ACCOUNT OR SEPARATE ACCOUNT -- GE Life & Annuity Separate Account 4, a separate investment account we established to receive and invest the purchase payments you make under the Contract, and other variable annuity contracts we issue.

ACCUMULATION UNIT -- An accounting unit of measure we use in calculating the Contract Value in the Account before the Annuity Commencement Date.

ANNUITANT/JOINT ANNUITANT -- The Annuitant is the person(s) named in the Contract upon whose age and, where appropriate, gender, we determine monthly income benefits.

ANNUITY COMMENCEMENT DATE -- The date stated in the Contract on which your income payments will commence, if any Annuitant is living on that date.

ANNUITY UNIT -- An accounting unit of measure we use in the calculation of the amount of the second and each subsequent variable income payment.

CONTRACT DATE -- The date we issue your Contract and your Contract becomes effective. Your Contract Date is shown in your Contract. We use it to determine contract years and anniversaries.

CONTRACT VALUE -- The value of the Contract equal to the amount allocated to the Subaccounts of the Account and the Guarantee Account.

DEATH BENEFIT -- The benefit provided under a Contract upon the death of any Annuitant before the Annuity Commencement Date.

DESIGNATED BENEFICIARY(IES) -- The person(s) designated in the Contract who is alive (or in existence for non-natural entities) on the date of any Annuitant's death and who we will treat as the sole owner of the Contract following such a death.

FUND -- Any open-end management investment company or any unit investment trust in which a Subaccount invests.

GENERAL ACCOUNT -- Our assets that are not segregated in any of our separate investment accounts.

GUARANTEE ACCOUNT -- Part of our General Account that provides a guaranteed interest rate for a specified interest rate guarantee period. This account is not part of and does not depend on the investment performance of the Separate Account.

OWNER -- The person or persons (in the case of Joint Owners) entitled to receive income payments after the Annuity Commencement Date. During the lifetime of the Annuitant, the Owner also is entitled to the ownership rights stated in the Contract and is shown on the Contract data pages and in any application. "You" or "your" refers to the Owner or Joint Owners.

SUBACCOUNT -- A subdivision of the Separate Account, each of which invests exclusively in shares of a designated portfolio of one of the Funds. All Subaccounts may not be available in all states or in all markets.

SURRENDER VALUE -- The Contract Value (after deduction of any applicable optional benefit charges and annual contract charge) less any applicable surrender charge and any applicable premium tax charge.

VALUATION DAY -- For each Subaccount, each day on which the New York Stock Exchange is open for regular trading except for days that the Subaccount's corresponding Fund does not value its shares.

VALUATION PERIOD -- The period between the close of regular business on a Valuation Day and the close of regular business on the next succeeding Valuation Day.

--------------------------------------------------------------------------------
                                  EXPENSE TABLE
--------------------------------------------------------------------------------

This table describes the various costs and expenses that you will pay (either directly or indirectly) if you purchase the Contract. The table reflects expenses both of Subaccounts of the Account and of the portfolios. For more complete descriptions of the various costs and expenses involved, SEE Charges and Other Deductions in this Prospectus, and the Fund prospectuses. Premium tax charges also may apply, although they do not appear in the table. In addition, we reserve the right to impose a $10 transfer charge, although we do not currently do so.

OWNER TRANSACTION EXPENSES:

The maximum surrender charge (as a percentage of each purchase payment
        surrendered/withdrawn):                                               6%

We reduce the surrender charge percentage over time. In general, the later you surrender or withdraw a purchase payment, the lower the surrender charge will be on that purchase payment.

(Note: During each contract year, up to 10% of purchase payments plus any gain may be withdrawn without the imposition of the surrender charge. SEE Surrender Charge.)

Annual Expenses (as a percentage of Contract Value):

                                                                           Annuitant &
                                                                         Joint Annuitant                Either Annuitant
                                                                     Age 70 or Less at Issue          Above Age 70 at Issue
                                                                     -----------------------          ---------------------

     Maximum Mortality and Expense Risk Charge                              1.35%                            1.55%
     Maximum Administrative Expense Charge                                   .15%                             .15%
     -------------------------------------                                 ------                           ------

     Total Maximum Annual Expenses                                          1.50%                            1.70%

OTHER ANNUAL EXPENSES:

     Annual Contract Charge $30  *

     Maximum Optional Death Benefit Charge (annual rate as a percentage of Contract Value) .25%**

* We do not assess this charge if your Contract Value at the time the charge is due is more than $40,000.
**       If the Optional Death Benefit applies.

PORTFOLIO ANNUAL EXPENSES

Annual expenses of the portfolios of the Funds for the year ended December 31, 1999 (as a percentage of each portfolio's average net assets):

Expense to be added by pre-effective amendment.

                                                        Management Fees                     Other Expenses (after      Total
                                                     (after fee waiver, as                    reimbursement, as        Annual
                                                          applicable)         12b-1 Fees         applicable)          Expenses
                                                          -----------         ----------         ----------           --------
PORTFOLIO
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
  VIP Equity Income Portfolio
  VIP Growth Portfolio
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
  VIP II Contrafund Portfolio
FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
  VIP III Growth & Income Portfolio
  VIP III Mid Cap Portfolio
GE INVESTMENTS FUND
  Money Market Fund
  Premier Growth Equity Fund
  U.S. Equity Fund
  Value Equity Fund
  S& P 500 Index Fund
JANUS ASPEN SERIES
  Aggressive Growth Portfolio
  Balanced Portfolio
  Capital Appreciation Portfolio


                                       6

  Global Life Sciences Portfolio
  Global Technology Portfolio
  Growth Portfolio
  International Growth Portfolio
  Worldwide Growth Portfolio
OPPENHEIMER VARIABLE ACCOUNT FUNDS
  Global Securities Fund/VA
  Main Street Growth & Income Fund/VA

Not all portfolios may be available in all states or markets.

EXAMPLES

These examples show what your costs would be under certain hypothetical situations. The examples do not represent past or future expenses. Your actual expenses may be more or less than those shown. The examples are based on the annual expenses of the portfolios of the Funds for the year ended December 31, 1999 (shown above in Portfolio Annual Expenses). The examples assume that the average Contract Value is above $40,000 so that the $30 annual contract charge is waived. To the extent the examples reflect charges for the optional Death Benefit, the examples assume that the maximum charges apply.

                         *         *         *

EXAMPLES: A Contract owner would pay the following expense on a $1,000 investment, assuming a 5% annual return on assets and the charges and expenses reflected in the Expense Table above:

To be added by pre-effective amendment

1.       If you surrender* your Contract at the end of the applicable period:

                                                                                 WITHOUT OPTIONAL DEATH BENEFIT RIDER
                                                                                 ------------------------------------
SUBDIVISION INVESTING IN:                                                1 YEAR        3 YEARS        5 YEARS       10 YEARS
                                                                         ------        -------        -------       --------


                                                                                 WITHOUT OPTIONAL DEATH BENEFIT RIDER
                                                                                 ------------------------------------
SUBDIVISION INVESTING IN:                                                1 YEAR        3 YEARS        5 YEARS       10 YEARS
                                                                         ------        -------        -------       --------




*surrender includes annuitization over a period of less than 5 years.

2. If you annuitize at the end of the applicable period, or you do not surrender*:

                                                                                 WITHOUT OPTIONAL DEATH BENEFIT RIDER
                                                                                 ------------------------------------
SUBDIVISION INVESTING IN:                                                1 YEAR        3 YEARS        5 YEARS       10 YEARS
                                                                         ------        -------        -------       --------


                                                                                 WITHOUT OPTIONAL DEATH BENEFIT RIDER
                                                                                 ------------------------------------
SUBDIVISION INVESTING IN:                                                1 YEAR        3 YEARS        5 YEARS       10 YEARS
                                                                         ------        -------        -------       --------




* surrender includes annuitization over a period of less than 5 years.


3. If you surrender* at the end of the applicable period:

                                                                                  WITH OPTIONAL DEATH BENEFIT RIDER
                                                                                  ---------------------------------
SUBDIVISION INVESTING IN:                                                1 YEAR        3 YEARS        5 YEARS       10 YEARS
                                                                         ------        -------        -------       --------

                                                                                 WITHOUT OPTIONAL DEATH BENEFIT RIDER
                                                                                 ------------------------------------
SUBDIVISION INVESTING IN:                                                1 YEAR        3 YEARS        5 YEARS       10 YEARS
                                                                         ------        -------        -------       --------





* surrender includes annuitization over a period of less than 5 years.

4. If you annuitize at the end of the applicable period, or do not surrender*:

                                                                                  WITH OPTIONAL DEATH BENEFIT RIDER
                                                                                  ---------------------------------
SUBDIVISION INVESTING IN:                                                1 YEAR        3 YEARS        5 YEARS       10 YEARS
                                                                         ------        -------        -------       --------

                                                                                 WITHOUT OPTIONAL DEATH BENEFIT RIDER
                                                                                 ------------------------------------
SUBDIVISION INVESTING IN:                                                1 YEAR        3 YEARS        5 YEARS       10 YEARS
                                                                         ------        -------        -------       --------



*surrender includes annuitization over a period of less than 5 years.

The Funds supplied all of the figures provided under the subheading Portfolio Annual Expenses and part of the data used to produce the figures in the examples. We have not independently verified this information. Certain Fund expenses are shown net of fee waivers and reimbursements. We cannot guarantee that the fee waivers and reimbursements will continue.

OTHER CONTRACTS

We offer other variable annuity contracts which also may invest in the same Funds offered under the Contract. These contracts have different charges that could affect their Subaccounts' performance, and they offer different benefits.

--------------------------------------------------------------------------------
                                    SYNOPSIS
--------------------------------------------------------------------------------

WHAT TYPE OF CONTRACT AM I BUYING? The Contract is an individual flexible premium variable deferred annuity contract. We may issue it as a contract qualified ("Qualified Contract") under the Internal Revenue Code of 1986, as amended (the "Code"), or as a contract that is not qualified under the Code ("Non-Qualified Contract"). This Prospectus only provides disclosure about the Contract. Certain features described in this prospectus may vary from your Contract. SEE The Contract.

HOW DOES THE CONTRACT WORK? Once we approve your application, we will issue a Contract to you. During the accumulation period, while you are paying in, you can use your purchase payments to buy Accumulation Units in the Separate Account or interests in the Guarantee Account. Should you decide to annuitize (that is, change your Contract to a payout mode rather than an accumulation mode) we will convert your Accumulation Units to Annuity Units. You can choose a fixed or variable income payment. If you choose a variable income payment, we will base your periodic income payment upon the number of Annuity Units to which you became entitled at the time you decided to annuitize and on the value of each unit on the date the payment is determined. SEE The Contract.

WHAT ARE MY VARIABLE INVESTMENT CHOICES? Through its 20 Subaccounts, the Account uses your purchase payments to purchase shares, at your direction, in one or more portfolios of the 6 Funds. In turn, each portfolio holds securities consistent with its own particular investment objective. Amounts you allocate to the Separate Account will reflect the investment performance of the portfolios you select. You bear the risk of investment gain or loss. SEE The Separate Account -- Subaccounts.

WHAT IS THE GUARANTEE ACCOUNT? We offer fixed investment choices through our Guarantee Account. The Guarantee Account is part of our General Account and pays interest at declared rates we guarantee for selected periods of time. We also guarantee the principal, after deductions. Since the Guarantee Account is part of the General Account, we assume the risk of investment gain or loss on this amount. You may transfer value between the Guarantee Account and the Separate Account subject to certain restrictions. SEE Transfers Before the Annuity Commencement Date. The Guarantee Account may not be available in all states or all markets.

WHAT CHARGES ARE ASSOCIATED WITH THIS CONTRACT? Should you withdraw Contract Value before your purchase payments have been in your Contract for six years, we will assess a surrender charge of anywhere from 0% to 6%, depending upon how many full years those payments have been in the Contract. SEE Surrender Charge.

We assess annual charges in the aggregate at an effective annual rate of 1.50% (1.70% for Contracts where either Annuitant was age 70 or more at issue) against the daily net asset value of the Separate Account, including that portion of the account attributable to your purchase payments. These charges consist of .15% as an administrative expense charge and 1.35% (1.55% where either Annuitant was age 70 or more at issue) as a mortality and expense risk charge. Additionally, we may impose an annual $30 contract charge. We also charge for the optional Death Benefit. For a complete discussion of all charges associated with the Contract, SEE Charges and Other Deductions.

If your state assesses a premium tax with respect to your Contract, then at the time your Contract incurs the tax (or at such other time as we may choose), we will deduct those amounts from purchase payments or Contract Value, as applicable. SEE Charges and Other Deductions and Deductions for Premium Taxes.

The portfolios also have certain expenses. These include management fees and other expenses associated with the daily operation of each portfolio. SEE Portfolio Annual Expenses. These expenses are more fully described in each Fund's prospectus.

HOW MUCH MUST I PAY, AND HOW OFTEN? Subject to certain minimum and maximum payments, the amount and frequency of purchase payments are completely flexible. SEE The Contract -- Purchase Payments.

HOW WILL MY INCOME PAYMENTS BE CALCULATED? We will pay you a monthly income beginning on the Annuity Commencement Date if the Annuitant is still living. You may also decide to annuitize under one of the optional payment plans. We will base your initial payment on Annuity Commencement Value and other factors. SEE Income Payments.

WHAT HAPPENS IF AN ANNUITANT DIES BEFORE THE ANNUITY COMMENCEMENT DATE? Before the Annuity Commencement Date, if any Annuitant dies while the Contract is in force, we will treat the Designated Beneficiary as the sole Owner of the Contract, subject to certain distribution rules. We may pay a Death Benefit to the Designated Beneficiary. You may elect to have your Designated Beneficiary receive the basic Death Benefit or, for a fee, our optional Death Benefit. SEE The Death Benefit.

MAY I TRANSFER CONTRACT VALUE AMONG PORTFOLIOS? Yes, but there may be limits on how often you may do so. The minimum transfer amount is $100 or the entire balance in the Subaccount if the transfer will leave a balance of less than $100. SEE The Contract -- Transfers Before the Annuity Commencement Date and Income Payments -- Transfers After the Annuity Commencement Date.

MAY I SURRENDER THE CONTRACT OR MAKE A WITHDRAWAL? Yes, subject to Contract requirements and to restrictions imposed under certain retirement plans.

If you surrender the Contract or make a withdrawal, we may assess a surrender charge as discussed above. In addition, you may be subject to income tax and, if you are younger than age 59 1/2 at the time of the surrender, a 10% premature withdrawal penalty tax. A surrender or a withdrawal may also be subject to withholding. SEE Federal Tax Matters. A withdrawal may reduce the Death Benefit by the proportion that the withdrawal (including any applicable surrender charge) reduces Contract Value. SEE The Death Benefit.

DO I GET A FREE LOOK AT THIS CONTRACT? Yes. You have the right to return the Contract to us at our Home Office, and have us cancel the Contract within a certain number of days (usually 10 days from the date you receive the Contract, but some states require different periods).

If you exercise this right, we will cancel the Contract as of the day we receive your request and send you a refund equal to your Contract Value plus any charges we have deducted from purchase payments prior to the allocation to the Separate Account (and excluding any charges the portfolios may have deducted) on or before the date we received the returned Contract. Or, if greater, and required by the law of your state, we will refund your purchase payments (less any withdrawals previously taken). SEE Return Privilege.

WHEN ARE MY ALLOCATIONS EFFECTIVE? In states that require us to return your purchase payments upon exercise of your free look right, we will allocate amounts you allocated to the Separate Account to the Subaccount that invests in the Money Market Fund of GE Investments Funds, Inc. (the "Money Market Subaccount") until we deem the free look period to have expired. SEE Allocation of Purchase Payments.

WHERE MAY I FIND MORE INFORMATION ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information section at the end of this Prospectus provides more information about Accumulation Unit Values.

--------------------------------------------------------------------------------
                               INVESTMENT RESULTS
--------------------------------------------------------------------------------

At times, the Separate Account may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature, and advertisements. We will calculate the results on a total return basis for various periods, with or without surrender charges. Results calculated without surrender charges will be higher. Total returns include the reinvestment of all distributions of the portfolios. Total returns reflect Fund charges and expenses, the administrative expense charge, the mortality and expense risk charge, and the annual contract charge. Total returns do not reflect the optional Death Benefit charge. They also do not reflect any premium taxes. SEE the SAI for further information.

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The consolidated financial statements for GE Life and Annuity Assurance Company, and GE Life & Annuity Separate Account 4, are located in the SAI. If you would like a free copy of the SAI, call 1-800-352-9910. Otherwise, the SAI is available on the SEC's website at http://www.sec.gov.

--------------------------------------------------------------------------------
                      GE LIFE AND ANNUITY ASSURANCE COMPANY
--------------------------------------------------------------------------------

We are a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. We principally offer life insurance and annuity contracts. We may do business in 49 states and the District of Columbia. Our principal offices are at 6610 West Broad Street, Richmond, Virginia 23230. Before January 1, 1999, our name was The Life Insurance Company of Virginia.

General Electric Capital Assurance Company ("GE Capital Assurance") owns the majority of our capital stock. GE Capital Assurance is an indirect wholly owned subsidiary of General Electric Capital Corporation ("GE Capital"). GE Financial Assurance Holdings Inc., a direct wholly owned subsidiary of GE Capital, owns the remaining stock. GE Capital, a New York corporation, is a diversified financial services company whose subsidiaries consist of specialty insurance, equipment management, and commercial and consumer financing businesses. GE Capital's indirect parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the world's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment, and large electric power generation equipment.

GNA Corporation, a direct wholly owned subsidiary of GE Financial Assurance Holdings, Inc., directly owns the stock of Capital Brokerage Corporation (the principal underwriter for the Contracts and a broker/dealer registered with the U.S. Securities and Exchange Commission).

We are a member of the Insurance Marketplace Standards Association ("IMSA"). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA's Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

--------------------------------------------------------------------------------
                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

We established the Separate Account as a separate investment account on August 19, 1987. The Separate Account may invest in mutual funds, unit investment trusts, managed separate accounts, and other portfolios. We use the Separate Account to support the Contract as well as for other purposes permitted by law.

The Separate Account currently has 20 Subaccounts available under the Contract, but that number may change in the future. Each Subaccount invests exclusively in shares representing an interest in a separate corresponding portfolio of the Funds described below. We allocate net purchase payments in accordance with your instructions among up to ten of the 20 Subaccounts available under the Contract.

The assets of the Separate Account belong to us. Nonetheless, we do not charge the assets in the Separate Account attributable to the Contracts with liabilities arising out of any other business which we may conduct. The assets of the Separate Account shall, however, be available to cover the liabilities of our General Account to the extent that the assets of the Separate Account exceed its liabilities arising under the Contracts supported by it. Income and both realized and unrealized gains or losses from the assets of the Separate Account are credited to or charged against the Separate Account without regard to the income, gains, or losses arising out of any other business we may conduct.

We registered the Separate Account with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). The Separate Account meets the definition of a separate account under the Federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account by the SEC. You assume the full investment risk for all amounts you allocate to the Separate Account.

THE PORTFOLIOS

There is a separate Subaccount which corresponds to each portfolio of a Fund offered in this Contract. You decide the Subaccounts to which you allocate net purchase payments. You may change your allocation without penalty or charges. Each Fund is registered with the Securities and Exchange Commission as an open-end management investment company under the 1940 Act. The assets of each portfolio are separate from other portfolios of a Fund and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate portfolio and the investment performance of one portfolio has no effect on the investment performance of any other portfolio.

Before choosing a Subaccount to allocate your net purchase payments and Contract Value, carefully read the prospectus for each Fund, along with this Prospectus. We summarize the investment objectives of each portfolio below. There is no assurance that any of the portfolios will meet these objectives. We do not guarantee any minimum value for the amounts allocated to the Separate Account. You bear the investment risk of investing in the portfolios.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, or if the other portfolio has a similar name.

SUBACCOUNTS

We offer you a choice from among 20 Subaccounts, each of which invests in an underlying portfolio of one of the Funds. You may allocate purchase payments to up to ten Subaccounts at any one time.

-------------------------------------------------------------------------------------------------------------
SUBACCOUNTS                           INVESTMENT OBJECTIVE                             ADVISER (AND
                                                                                       SUB-ADVISER, AS
                                                                                       APPLICABLE)
-------------------------------------------------------------------------------------------------------------

                                 FIDELITY VARIABLE INSURANCE PRODUCTS FUND
-------------------------------------------------------------------------------------------------------------
VIP Equity Income Portfolio           Seeks reasonable income and will consider the    Fidelity Management
                                      potential for capital appreciation.  The fund    & Research Company
                                      also seeks a yield, which exceeds the
                                      composite yield on the securities comprising
                                      the S&P 500 by investing primarily in
                                      income-producing equity securities and by
                                      investing in domestic and foreign issuers.
-------------------------------------------------------------------------------------------------------------
VIP Growth                            Portfolio Seeks capital appreciation by          Fidelity Management
                                      investing primarily in common stocks of          & Research Company
                                      companies believed to have above-average
                                      growth potential.
-------------------------------------------------------------------------------------------------------------

                                 FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
-------------------------------------------------------------------------------------------------------------

VIP Contrafund(TM)Portfolio           Seeks long-term capital appreciation by          Fidelity Management
                                      investing primarily in common stocks and         & Research Company
                                      securities of companies whose value it           (subadvised by
                                      believes to have not fully been recognized by    Fidelity Management
                                      the public.  This fund invests in domestic and   & Research (U.K.),
                                      foreign issuers and also invests in "growth"     Inc. and Fidelity
                                      stocks or "value" stocks or both.                Management &
                                                                                       Research Far East
                                                                                       Inc.)
-------------------------------------------------------------------------------------------------------------

                                 FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
-------------------------------------------------------------------------------------------------------------

                                       16


-------------------------------------------------------------------------------------------------------------
VIP Growth & Income Portfolio         Seeks high total return through a combination    Fidelity Management
                                      of current income and capital appreciation by    & Research Company
                                      investing a majority of assets in common         (subadvised by
                                      stocks with a focus on those that pay current    Fidelity Management
                                      dividends and show potential for capital         & Research (U.K.),
                                      appreciation                                     Inc. and Fidelity
                                                                                       Management &
                                                                                       Research Far East
                                                                                       Inc.)
-------------------------------------------------------------------------------------------------------------
VIP Mid-Cap Portfolio                 Seeks long-term growth of capital investing      Fidelity Management
                                      primarily in common stocks and at least 65% of   & Research Company
                                      total assets in securities of companies with     (subadvised by
                                      medium market capitalizations.                   Fidelity Management
                                                                                       & Research (U.K.),
                                                                                       Inc. and Fidelity
                                                                                       Management &
                                                                                       Research Far East
                                                                                       Inc.)
-------------------------------------------------------------------------------------------------------------
                                      GE INVESTMENTS FUNDS, INC,
-------------------------------------------------------------------------------------------------------------
Money Market Fund                     Objective of providing highest level of          GE Asset Management
                                      current income as is consistent with high        Incorporated
                                      liquidity and safety of principal by investing
                                      in various types of good quality money market
                                      securities.
-------------------------------------------------------------------------------------------------------------
Premier Growth Equity Fund            Objective of providing long-term growth of       GE Asset Incorporated
                                      capital as well as future (rather than
                                      current) income by investing primarily in
                                      growth-oriented equity securities.
-------------------------------------------------------------------------------------------------------------
S&P 500 Index Fund(1)                 Objective of providing capital appreciation      GE Asset Management
                                      and accumulation of income that corresponds to   Incorporated
                                      the investment return of the Standard & Poor's   (Subadvised by State
                                      500 Composite Stock Price Index through          Street Global
                                      investment in common stocks comprising the       Advisers)
                                      Index.
-------------------------------------------------------------------------------------------------------------
U.S. Equity Fund                      Objective of providing long-term growth of       GE Asset Management
                                      capital through investments primarily in         Incorporated
                                      equity securities of U.S. companies.
-------------------------------------------------------------------------------------------------------------
Value Equity Fund                     Objective of providing long term growth of       GE Asset
                                      capital by investing primarily in common stock   Incorporated
                                      and other equity securities of companies that    (Subadvised by NWQ
                                      the investment adviser believes are              Investment
                                      undervalued by the marketplace at the time of    Management Company)
                                      purchase and that offer the potential for
                                      above-average growth of capital.  Although the
                                      current portfolio reflects investments
                                      primarily within the mid cap range, the Fund
                                      is not restricted to investments within any
                                      particular
--------------------------------------
(1) "Standard & Poor's", "S&P"," and 'S&P 500" are trademarks of The McGraw-Hill
Companies, Inc. and have been licensed for use by GE Investment Management
Incorporated. The S&P 500 Index Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard and Poor's makes no representation or warranty, express or implied, regarding the advisability of investing in this
Fund of the Policy.

                                       17

-------------------------------------------------------------------------------------------------------------
                                      capitalization and may in the future invest
                                      a majority of its assets in another
                                      capitalization range.
-------------------------------------------------------------------------------------------------------------

                                             JANUS ASPEN SERIES
-------------------------------------------------------------------------------------------------------------
Aggressive Growth Portfolio           Non-diversified portfolio pursuing long-term     Janus Capital
                                      growth of capital.  Pursues this objective by    Corporation
                                      normally investing at least 50% of its assets
                                      in equity securities issued by medium-sized
                                      companies
-------------------------------------------------------------------------------------------------------------
Balanced Portfolio                    Seeks long term growth of capital.  Pursues      Janus Capital
                                      this objective consistent with the               Corporation
                                      preservation of capital and balanced by
                                      current income.  Normally invests 40-60% of
                                      its assets in securities selected primarily
                                      for their growth potential and 40-60% of its
                                      assets in securities selected primarily for
                                      their income potential.
-------------------------------------------------------------------------------------------------------------
Capital Appreciation Portfolio        Seeks long-term growth of capital. Pursues       Janus Capital
                                      this objective by investing primarily in         Corporation
                                      common stocks of companies of any size.
-------------------------------------------------------------------------------------------------------------
Global Life Sciences Portfolio        Invests primarily in equity securities of        Janus Capital
                                      U.S. and foreign companies selected for          Corporation
                                      their growth potential. Normally invests
                                      at least 65% of its total assets in
                                      securities of companies that the portfolio
                                      manager believes have a life science
                                      orientation.
-------------------------------------------------------------------------------------------------------------
Global Technology Portfolio           Invests primarily in equity securities of U.S.   Janus Capital
                                      and foreign companies selected for their         Corporation
                                      growth potential  Under normal circumstances,
                                      it invests at least 65% of its total assets in
                                      securities of companies that the portfolio
                                      manager believes will benefit significantly
                                      from advances or improvements in technology.
-------------------------------------------------------------------------------------------------------------
Growth Portfolio                      Seeks long-term capital growth consistent with   Janus Capital
                                      the preservation of capital and pursues its      Corporation
                                      objective by investing in common stocks of
                                      companies of any size.  Emphasizes larger,
                                      more established issuers.
-------------------------------------------------------------------------------------------------------------
International Growth Portfolio        Seeks long-term growth of capital.  Pursues      Janus Capital
                                      this objective primarily through investments     Corporation
                                      in common stocks of issuers located outside
                                      the United States.  The portfolio normally
                                      invests at least 65% of its total assets in
                                      securities of issuers from at least five
                                      different countries, excluding the United
                                      States.
-------------------------------------------------------------------------------------------------------------
Worldwide Growth Portfolio            Seeks long-term capital growth in a manner       Janus Capital
                                      consistent with the preservation of capital.     Corporation
                                      Pursues this objective by investing in a
                                      diversified portfolio of common stocks of
                                      foreign and domestic issuers of all sizes.
                                      Normally invests in at least five different
                                      countries including the United States.
-------------------------------------------------------------------------------------------------------------
                                  OPPENHEIMER VARIABLE ACCOUNT FUNDS
-------------------------------------------------------------------------------------------------------------

                                       18

-------------------------------------------------------------------------------------------------------------
Global Securities Fund/VA             Seeks long-term capital appreciation by          OppenheimerFunds,
                                      investing a substantial portion of assets in     Inc.
                                      securities of foreign issuers, "growth-type"
                                      companies, cyclical industries and special
                                      situations that are considered to have
                                      appreciation possibilities.  It invests mainly
                                      in common stocks of U.S. and foreign issuers.
-------------------------------------------------------------------------------------------------------------
Main Street Growth & Income Fund/VA   Seeks high total return, which includes           OppenheimerFunds,
                                      growth in the value of its shares as well         Inc.
                                      as current. income, from equity and debt
                                      securities. The Fund invests mainly in
                                      common stocks of U.S. companies.
-------------------------------------------------------------------------------------------------------------

Not all of these portfolios may be available in all states or in all markets.

We will purchase shares of the portfolios at net asset value and direct them to the appropriate Subaccounts of the Separate Account. We will redeem sufficient shares of the appropriate portfolios at net asset value to pay Death Benefits, surrender proceeds, partial withdrawals, to make income payments, or for other purposes described in the Contract. We automatically reinvest all dividend and capital gain distributions of the portfolios in shares of the distributing portfolios at their net asset value on the date of distribution. In other words, we do not pay portfolio dividends or portfolio distributions out to Owners as additional units, but instead reflect them in unit values.

Shares of the portfolios of the Funds are not sold directly to the general public. They are sold to the Company, and may be sold to other insurance companies that issue variable annuity and variable life insurance contracts. In addition, they may be sold to retirement plans.

When a Fund sells shares in any of its portfolios both to variable annuity and to variable life insurance separate accounts, it engages in mixed funding. When a Fund sells shares in any of its portfolios to separate accounts of unaffiliated life insurance companies, it engages in shared funding.

Each Fund may engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various shareholders participating in a Fund could conflict. A Fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. SEE the Prospectuses for the Funds.

We have entered into agreements with either the investment adviser or distributor of each of the Funds under which the adviser or distributor pays us a fee ordinarily based upon a percentage of the average aggregate amount we have invested on behalf of the Separate Account and other separate accounts. These percentages differ, and some investment advisers or distributors pay us a greater percentage than other advisors or distributors. These agreements reflect administrative services we provide.

CHANGES TO THE SEPARATE ACCOUNT AND THE SUBACCOUNTS

We reserve the right, within the law, to make additions, deletions and substitutions for the Funds and/or any portfolios within the Funds in which the Separate Account participates. We may substitute shares of other portfolios for shares already purchased, or to be purchased in the future, under the Contract. This substitution might occur if shares of a portfolio should no longer be available, or if investment in any portfolio's shares should become inappropriate, in the judgment of our management, for the purposes of the Contract. The new portfolios may have higher fees and charges than the ones they replaced, and not all portfolios may be available to all classes of Contracts. No substitution of the shares attributable to your Contract may take place without prior notice to you and before approval of the SEC, in accordance with the 1940 Act.

We also reserve the right to establish additional Subaccounts, each of which would invest in a separate portfolio of a Fund, or in shares of another investment company, with a specified investment objective. We may also eliminate one or more Subaccounts if, in our sole discretion, marketing, tax, or investment conditions warrant.

If permitted by law, we may deregister the Separate Account under the 1940 Act in the event such registration is no longer required; manage the Separate Account under the direction of a committee; or combine the Separate Account with other separate accounts of the Company. Further, to the extent permitted by applicable law, we may transfer the assets of the Separate Account to another separate account.

--------------------------------------------------------------------------------
                              THE GUARANTEE ACCOUNT
--------------------------------------------------------------------------------

Due to certain exemptive and exclusionary provisions of the Federal securities laws, we have not registered interests in the Guarantee Account under the Securities Act of 1933 (the "1933 Act"), and we have not registered either the Guarantee Account or our General Account as an investment company under the 1940 Act. Accordingly, neither our Guarantee Account, nor our General Account is generally subject to regulation under the 1933 Act and the 1940 Act. Disclosures relating to the interests in the Guarantee Account, and the General Account, however, may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy of statements made in a registration statement.

You may allocate some or all of your net purchase payments and transfer some or all of your Contract Value to the Guarantee Account. We credit the portion of the Contract Value allocated to the Guarantee Account with interest (as described below). Contract Value in the Guarantee Account is subject to some, but not all, of the charges we assess in connection with the Contract. SEE Charges and Other Deductions.

Each time you allocate net purchase payments or transfer Contract Value to the Guarantee Account, we establish an interest rate guarantee period. For each interest rate guarantee period, we guarantee an interest rate for a specified period of time.

We determine the interest rates in our sole discretion. The determination made will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which we may acquire with the amounts we receive as purchase payments or transfers of Contract Value under the Contracts. You will have no direct or indirect interest in these investments. We also will consider other factors in determining interest rates for a guarantee period including, but not limited to, regulatory and tax requirements, sales commissions, and administrative expenses borne by us, general economic trends, and competitive factors. Amounts you allocate to the Guarantee Account will not share in the investment performance of our General Account, or any portion thereof. WE CANNOT PREDICT OR GUARANTEE THE LEVEL OF INTEREST RATES IN FUTURE GUARANTEE PERIODS. HOWEVER, THE INTEREST RATES FOR ANY INTEREST GUARANTEE PERIOD WILL BE AT LEAST THE GUARANTEED INTEREST RATE SHOWN IN YOUR CONTRACT.

We will notify you in writing at least 10 days before the expiration date of any interest rate guarantee period. At that time, we will tell you about the currently available guaranteed interest rate that applies to our renewal one year interest rate guarantee periods. A new one year interest rate guarantee period will commence automatically unless we receive, before the end of the 30 day period following the expiration of the interest rate guarantee period ("30 day window"), instructions to transfer all or a portion of the remaining amount to one or more Subaccounts, subject to certain restrictions. (SEE Transfers Before the Annuity Commencement Date.) During the 30 day window, the allocation will accrue interest at the new interest rate guarantee period's interest rate.

We reserve the right to credit bonus interest on purchase payments allocated to a Guarantee Account participating in the Dollar-Cost Averaging Program. (This may not be available to all classes of Contracts.)

--------------------------------------------------------------------------------
                          CHARGES AND OTHER DEDUCTIONS
--------------------------------------------------------------------------------

All of the charges described in this section apply to Contract Value allocated to the Separate Account. Contract Value in the Guarantee Account is subject to all of the charges described in this section except for the mortality and expense risk charge and the administrative expense charge.

We will deduct the charges described below to cover our costs and expenses, services provided, and risks assumed under the Contracts. We incur certain costs and expenses for the distribution and administration of the Contracts and for providing the benefits payable thereunder. Our administrative services include:

      o  processing applications for and issuing the Contracts;

      o  processing purchases and redemptions of portfolio shares as required;

      o  maintaining records:

      o  administering annuity payouts;

      o furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);

      o  reconciling and depositing cash receipts;

      o  providing Contract confirmations and periodic statements;

      o  providing toll-free inquiry services; and

      o  furnishing telephone transaction services.

The risks we assume include:

      o  the risk that the Death Benefits will be greater than the Surrender
         Value;

      o the risk that the actual life-span of persons receiving income payments under the Contract will exceed the assumptions reflected in our guaranteed rates (these rates are incorporated in the Contract and cannot be changed); and

      o the risk that our costs in providing the services will exceed our revenues from Contract charges (which cannot be changed by us).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge. For example, the surrender charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We also may realize a profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

--------------------------------------------------------------------------------

TRANSACTION EXPENSES

SURRENDER CHARGE

We assess a surrender charge (except as described below) on withdrawals and surrenders of purchase payments. You pay this charge to compensate us for the losses we experience on Contract distribution costs.

We calculate the surrender charge separately for each purchase payment. For purposes of calculating this charge, we assume that you withdraw purchase payments on a first-in, first-out basis. We deduct the surrender charge proportionately from the Subaccounts. However, if there is no Contract Value in the Separate Account, we will deduct the charge from the Guarantee Account. The charge will be taken first from any six year interest guaranteed periods in which you have invested and then from the one year interest rate guarantee periods on a first-in, first-out basis. The surrender charge is as follows:

                       NUMBER OF FULL AND PARTIALLY                    SURRENDER CHARGE AS A PERCENTAGE OF
                     COMPLETED YEARS SINCE WE RECEIVED                  THE SURRENDERED OR WITHDRAWN
                           THE PURCHASE PAYMENT                                 PURCHASE PAYMENT
                           --------------------                                 ----------------

                                  YEAR                                            PERCENTAGE
                                  ----                                            ----------
                                    1                                                  6%
                                    2                                                  6%
                                    3                                                  6%
                                    4                                                  6%
                                    5                                                  5%
                                    6                                                  4%
                                7 or more                                              0%

We do not assess the surrender charge on surrenders:

      o  of amounts representing gain (as defined below);

      o  of free withdrawal amounts (as defined below); or

      o if taken under Optional Payment Plan 1, Optional Payment Plan 2 (for a period of 5 or more years), or Optional Payment Plan 5.

You may withdraw any gain in your Contract free of any surrender charge. We calculate gain in the Contract as: (a) plus (b) minus (c) minus (d), but not less than zero where:

         (a) is the Contract Value on the date we receive your withdrawal or surrender request;

         (b) is the total of any withdrawals including surrender charges previously taken;

         (c)  is the total of purchase payments made; and

         (d)  is the total of any gain previously withdrawn.

In addition to any gain, you may withdraw an amount equal to 10% of your total purchase payments each contract year without a surrender charge (the "free withdrawal amount"). The free withdrawal amount is not cumulative from contract year to contract year.

Further, we will waive the surrender charge if you annuitize under Optional Payment Plan 1 (Life Income with Period Certain), Optional Payment Plan 2 (Income for a Fixed Period) provided that you select a fixed period of 5 years or more, or Optional Payment Plan 5 (Joint Life and Survivor Income). SEE Optional Payment Plans.

DEDUCTIONS FROM THE SEPARATE ACCOUNT

We deduct from the Separate Account an amount, computed daily, at an annual rate of 1.50% (1.70% where either Annuitant was above age 70 at the Contract Date) of the daily net asset value. The charge consists of an administrative expense charge at an effective annual rate of .15% and a mortality and expense risk charge at an effective annual rate of 1.35% (1.55% for Contracts where either Annuitant was above age 70 at the Contract Date). These deductions from the Separate Account are reflected in your Contract Value.

--------------------------------------------------------------------------------

OTHER CHARGES

CHARGES FOR THE OPTIONAL DEATH BENEFIT

We charge you for expenses related to the optional Death Benefit. We deduct these charges against the Contract Value in the Separate Account at each anniversary and at surrender or death to compensate us for the increased risks and expenses associated with providing the optional Death Benefit(s). We will allocate the annual charge among the Subaccounts in the same proportion that the Contract's Contract Value in each Subaccount bears to the total Contract Value in all Subaccounts at the time we make the charge. If the Guarantee Account is available under the Contract and the Contract Value in the Separate Account is not sufficient to cover the charge for the optional Death Benefit charge, we will deduct the charge first from the Contract Value in the Separate Account, if any, and then from the Guarantee Account. At surrender, we will charge you a pro-rata portion of the annual charge. The maximum optional Death Benefit charge is 0.25% times the Contract Value at the time of deduction.

ANNUAL CONTRACT CHARGE

We will deduct an annual fee of $30 annually from the Contract Value of each Contract to compensate us for certain administrative expenses incurred in connection with the Contracts. We will deduct the charge at each Contract anniversary and at surrender. We will waive this charge if your Contract Value at the time of deduction is more than $40,000.

We will allocate the annual contract charge among the Subaccounts in the same proportion that the Contract's Contract Value in each Subaccount bears to the total Contract Value in all Subaccounts at the time we make the charge. If there is insufficient Contract Value allocated to the Separate Account, we will deduct any remaining portion of the charge from the Guarantee Account from the amounts that have been in the Guarantee Account for the longest period of time.

DEDUCTIONS FOR PREMIUM TAXES

We will deduct charges for any premium tax or other tax levied by any governmental entity from Contract Value when incurred or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence. The tax generally ranges from 0.0% to 3.0%.

OTHER CHARGES AND DEDUCTIONS

Each portfolio incurs certain fees and expenses. To pay for these charges, the Fund makes deductions from its assets. The deductions are described more fully in each Fund's Prospectus.

In addition, we reserve the right to impose a charge for transfers. The transfer charge will be no greater than cost with no profit to us.

ADDITIONAL INFORMATION

We may reduce or eliminate the administrative expense and surrender charges described previously for any particular Contract. However, we will reduce these charges only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. Lower distribution and administrative expenses may be the result of economies associated with (1) the use of mass enrollment procedures, (2) the performance of administrative or sales functions by the employer, (3) the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees, or (4) any other circumstances which reduce distribution or administrative expenses. We will state the exact amount of administrative expense and surrender charges applicable to a particular Contract in that Contract.

--------------------------------------------------------------------------------
                                  THE CONTRACT
--------------------------------------------------------------------------------

The Contract is an individual flexible premium variable deferred annuity Contract. We describe your rights and benefits below and in the Contract. There may be differences in your Contract because of requirements of the state where we issued your Contract. We will include any such differences in your Contract.

PURCHASE OF THE CONTRACT

If you wish to purchase a Contract, you must apply for it through an authorized sales representative. The sales representative will send your completed application to us, and we will decide whether to accept or reject it. If we accept your application, our legally authorized officers prepare and execute a Contract. We then send the Contract to you through your sales representative. SEE Distribution of the Contracts.

If we receive a completed application and all other information necessary for processing a purchase order, we will apply your initial purchase payment no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold your initial purchase payment for no more than five business days. If the incomplete application cannot be completed within those five days, we will inform you of the reasons, and will return your purchase payment immediately (unless you specifically authorize us to keep it until the application is complete). Once you complete your application, we must apply the initial purchase payment within two business days.

To apply for a Contract, you must be of legal age in a state where we may lawfully sell the Contracts and also be eligible to participate in any of the qualified or non-qualified plans for which we designed the Contracts. The Annuitant cannot be older than age 85, unless we approve a different age.

OWNERSHIP

As Owner, you have all rights under the Contract, subject to the rights of any irrevocable beneficiary. According to Virginia law, the assets of the Separate Account are held for the exclusive benefit of all Owners and their Designated Beneficiaries. Qualified Contracts may not be assigned or transferred except as permitted by the Employee Retirement Income Security Act (ERISA) of 1974 and upon written notification to us. We assume no responsibility for the validity or effect of any assignment. Consult your tax advisor about the tax consequences of an assignment.

If you name a Joint Owner in the application, we will treat the Joint Owners as having equal undivided interests in the Contract. All Owners must together exercise any ownership rights in this Contract.

PURCHASE PAYMENTS

You may make purchase payments at a frequency and in the amount you select, subject to certain limitations. You must obtain our approval before you make total purchase payments for an Annuitant age 79 or younger that exceed $2,000,000. If any Annuitant is age 80 or older at the time of payment, the total amount not subject to prior approval is $1,000,000. Payments may be made or, if stopped, resumed at any time until the Annuity Commencement Date, the surrender of the Contract, or the death of the

Owner (or Joint Owner, if applicable), whichever comes first. We reserve the right to refuse to accept a purchase payment for any lawful reason.

The minimum initial purchase payment is $5,000 (or $2,000 if your Contract is an IRA Contract). We may accept a lower initial purchase payment in the case of certain group sales. Each additional purchase payment must be at least $500 for other Non-Qualified Contracts ($200 in the case of certain bank drafts), $50 for IRA Contracts and $100 for other Qualified Contracts.

VALUATION DAY

We will value Accumulation and Annuity Units once daily as of the close of regular trading (currently 4:00 p.m., New York time) for each day the New York Stock Exchange is open except for days on which a Fund does not value its shares (Valuation Day). If a Valuation Period contains more than one day, the unit values will be the same for each day in the Valuation Period.

ALLOCATION OF PURCHASE PAYMENTS

We place net purchase payments into the Separate Account's Subaccounts, each of which invests in shares of a corresponding portfolio of the Funds, and/or the Guarantee Account, according to your instructions. You may allocate purchase payments to up to ten Subaccounts at any one time. However, in those states which require that purchase payments be returned during the free look period (SEE Return Privilege), we will place your initial purchase payments allocated to the Separate Account in the Money Market Subaccount. You may not make transfers during this period. At the deemed end of the free look period, if we allocated any portion of your initial purchase payment to the Money Market Subaccount, we will transfer the value in the Money Market Subaccount to the Subaccounts you specified in your application. Solely for the purpose of processing transfers from the Money Market Subaccount, we will deem the free look period to end 15 days after the Contract Date. This transfer from the Money Market Subaccount to the other Subaccounts upon the expiration of the free look period does not count as a transfer for any other purposes under the Contract.

The percentage of any purchase payment, which you can put into any one Subaccount or guarantee period, must be a whole percentage and not less than $100. Upon allocation to the appropriate Subaccounts we convert net purchase payments into Accumulation Units. We determine the number of Accumulation Units credited by dividing the amount allocated to each Subaccount by the value of an Accumulation Unit for that Subaccount on the Valuation Day on which we receive the additional purchase payment at our Home Office if received before 4:00 p.m., New York time. If we receive the additional purchase payment at or after 4:00 p.m, New York time, we will use the Accumulation Unit value computed on the next Valuation Day. The number of Accumulation Units determined in this way is not changed by any subsequent change in the value of an Accumulation Unit. However, the dollar value of an Accumulation Unit will vary depending not only upon how well the portfolio's investments perform, but also upon the charges of the Separate Account and the fees and expenses of the portfolios.

You may change the allocation of subsequent purchase payments at any time, without charge, by sending us acceptable notice in writing or over the phone. The new allocation will apply to any purchase payments made after we receive notice of the change.

VALUATION OF ACCUMULATION UNITS

We value Accumulation Units for each Subaccount separately. Initially, we arbitrarily set the value of each Accumulation Unit at $10.00. Thereafter, the value of an Accumulation Unit in any Subaccount for a Valuation Period equals the value of an Accumulation Unit in that Subaccount as of the preceding Valuation Period multiplied by the net investment factor of that Subaccount for the current Valuation Period.

The net investment factor is an index used to measure the investment performance of a Subaccount from one Valuation Period to the next. The net investment factor for any Subaccount for any Valuation Period reflects the change in the net asset value per share of the portfolio held in the Subaccount from one Valuation Period to the next, adjusted for the daily deduction of the administrative expense and mortality and expense risk charges from assets in the Subaccount. If any "ex-dividend" date occurs during the Valuation Period, we take into account the per share amount of any dividend or capital gain distribution so that the unit value is not impacted. Also, if we need to reserve money for taxes, we take into account a per share charge or credit for any taxes reserved for which we determine to have resulted from the operations of the Subaccount.

--------------------------------------------------------------------------------
                                    TRANSFERS
--------------------------------------------------------------------------------

TRANSFERS BEFORE THE ANNUITY COMMENCEMENT DATE

Before the earliest of the surrender of the Contract, payment of any Death Benefit, and the Annuity Commencement Date, you may transfer all or a portion of your investment between and among the Subaccounts of the Separate Account and the Guarantee Account, subject to certain conditions. We process transfers among the Subaccounts of the Separate Account and between the Subaccounts and the Guarantee Account as of the end of the Valuation Day that we receive the transfer request at our Home Office. We may postpone transfers to, from or among the Subaccounts of the Separate Account, under certain circumstances. SEE Requesting Payments.

We restrict transfers from any particular allocation of a Guarantee Account to a Subaccount. You may make such transfers only during the 30 day period beginning with the end of the preceding interest rate guarantee period applicable to that particular allocation. We also may limit the amount, which you may transfer to the Subaccounts. However, for any particular allocation to the Guarantee Account, the limited amount will not be less than any accrued interest on that allocation plus 25% of the original amount of that allocation.

Further, we may restrict certain transfers from the Subaccounts to the Guarantee Account. We reserve the right to prohibit or limit transfers from a Subaccount to the Guarantee Account during the six-month period following the transfer of any amount from the Guarantee Account to any Subaccount.

Currently, there is no other limit on the number of transfers between and among Subaccounts of the Separate Account and the Guarantee Account; however, we reserve the right to limit the number of transfers each calendar year to twelve or one transfer per month or, if it is necessary for the Contract to continue to be treated as an annuity contract by the Internal Revenue Service, a lower number. Currently, all transfers under the Contract are free. However, we reserve the right to assess a maximum fee of $10 per transfer. The minimum transfer amount is $100 or the entire balance in the Subaccount or guarantee period if the transfer will leave a balance of less than $100.

Sometimes, we may not honor your transfer request. We may not honor your transfer request:

(i) if any Subaccount that would be affected by the transfer is unable to purchase or redeem shares of the Fund in which the Subaccount invests;

(ii) if the transfer is a result of more than one trade involving the same Subaccount within a 30 day period; or

(iii)    if the transfer would adversely affect Accumulation Unit values; or

(iv) the transfer would adversely affect any portfolio affected by the transfer.

We also may not honor transfers made by third parties. (SEE Transfers by Third Parties.)

When thinking about a transfer of Contract Value, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that you will make a transfer at an inopportune time.

TELEPHONE TRANSACTIONS

We permit certain telephone transactions (including transfers) as described in this Prospectus. We may be liable for losses resulting from unauthorized or fraudulent telephone transactions if we fail to employ reasonable procedures to confirm that the telephone instructions that we receive are genuine. Therefore, we will employ means to prevent unauthorized or fraudulent telephone requests, such as sending written confirmation, recording telephone requests, and/or requesting other identifying information. In addition, we will require written authorization before allowing you to make telephone transactions. We reserve the right to limit telephone transactions.

To request a telephone transaction, you should call our Annuity Customer Service Line. We will record all telephone transaction requests. We will execute transfer requests received before the close of regular trading on the New York Stock Exchange on a Valuation Day at that day's prices. We will execute requests received after that time on the next Valuation Day at that day's prices.

TRANSFERS BY THIRD PARTIES

As a general rule and as a convenience to you, we allow you to give third parties the right to effect transfers on your behalf. However, when the same third party makes transfers for many Owners, the result can be simultaneous transfers involving large amounts of Contract Value. Such transfers can disrupt the orderly management of the portfolios underlying the Contract, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the Funds underlying the Contracts and the management of the Funds share this position. Therefore, as described in your Contract, we may limit or disallow transfers made by a third party.

DOLLAR-COST AVERAGING

The dollar-cost averaging program permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from the Money Market Subaccount and/or the Guarantee Account to any combination of other Subaccounts (as long as the total number of Subaccounts used does not exceed the maximum number allowed under the Contract). The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase Accumulation Units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

You may participate in the dollar-cost averaging program by selecting the program on the application, completing a dollar-cost averaging agreement, or calling our Annuity Customer Service Line. To use the dollar-cost averaging program, you must transfer at least $100 from a Subaccount or an interest rate guarantee period with each transfer. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Subaccount or the interest rate guarantee period from which transfers are being made is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file.

With regard to dollar-cost averaging from the Guarantee Account, we reserve the right to determine the amount of each automatic transfer. We reserve the right to transfer any remaining portion of an allocation used for dollar-cost averaging to the Guarantee Account with a new guarantee period upon termination of the dollar-cost averaging program for that allocation.

There is no additional charge for dollar-cost averaging. We reserve the right to discontinue offering or to modify the dollar-cost averaging program at any time and for any reason. We reserve the right to prohibit simultaneous dollar-cost averaging and systematic withdrawals.

ASSET ALLOCATION

You may select from five asset allocation model portfolios, or you may use a model as a guide to help you develop your own asset allocation program. The models are as follows:

                      Model        Investment and Risk Profile
                      -----        ---------------------------

                        1          Income
                        2          Enhanced Income
                        3          Growth & Income
                        4          Growth
                        5          Aggressive Growth

If you elect to participate in the asset allocation program, we will automatically allocate all purchase payments among the Subaccounts indicated by the model and the portfolios within the model you select. The models do not include allocation to the Guarantee Account. Although you may use only one model at a time, you may elect to change your selection as your tolerance for risk, needs, and/or objectives change. You may use a questionnaire to determine the model that best meets your risk tolerance and time horizons. Asset allocation does not guarantee a profit or protect against a loss.

Because each Subaccount performs differently over time, your portfolio mix may vary from its initial allocations. You may elect to have the portfolios automatically rebalanced under our portfolio rebalancing program, described below.

From time to time, the allocation percentages among the Subaccounts or even some of the Subaccounts within a particular model may need to be changed. We will send you notice that such a change has been made. Unless you elect to participate in the new allocation model you will remain in your current designated allocation model. This change will not be made automatically.

There is no additional charge for the asset allocation program. We reserve the right to discontinue offering this program at any time and for any reason.

PORTFOLIO REBALANCING PROGRAM

Once you have allocated your money among the Subaccounts, the performance of each Subaccount may cause your allocation to shift. You may instruct us to automatically rebalance (on a quarterly, semi-annual or annual basis) your Contract Value among the Subaccounts to return to the percentages specified in your allocation instructions. The program does not include allocations to the Guarantee Account. You may elect to participate in the portfolio rebalancing program at any time by completing the portfolio rebalancing agreement. Your percentage allocations must be in whole percentages.

Subsequent changes to your percentage allocations may be made at any time by written or telephone instructions to the Home Office. Once elected, portfolio rebalancing remains in effect from the date we receive your written request until you instruct us to discontinue portfolio rebalancing. There is no additional charge for using portfolio rebalancing, and we do not consider a portfolio rebalancing transfer a transfer for purposes of assessing a transfer processing fee or calculating the maximum number of transfers permitted. We reserve the right to discontinue offering or to modify the portfolio rebalancing program at any time and for any reason. We also reserve the right to exclude Subaccounts from portfolio rebalancing. Portfolio rebalancing does not guarantee a profit or protect against a loss.

GUARANTEE ACCOUNT INTEREST SWEEP PROGRAM

Before the Annuity Commencement Date, you may instruct us to transfer interest earned on your Contract Value in the Guarantee Account to any combination of Subaccounts. You must specify:

     o   the Subaccounts to which we will transfer your Contract Value;
     o the frequency of the transfers (either monthly, quarterly, semi-annually, or annually); and
     o   the day of each calendar month to make the transfers.

The minimum Guarantee Account Value required to elect this option is $1,000, but may be reduced at our discretion.

You may participate in the Interest Sweep Program, at the same time you participate in either the Dollar Cost Averaging Program or the Portfolio Rebalancing Program. If any Interest Sweep transfer is scheduled for the same day as a Portfolio Rebalancing transfer, the Interest Sweep transfer will be processed first.

We limit the amount you may transfer from the Guarantee Account to the Subaccounts for any particular allocation to the Guarantee Account. SEE Transfers Before the Annuity Commencement Date. We will not process an interest sweep transfer if that transfer would exceed the amount permitted to be transferred.

You may cancel your participation in the Interest Sweep Program at any time by writing our Home Office or by calling our Annuity Customer Service Line. We will cancel your participation in the program if your Contract Value in the Guarantee Account is less than $1,000 or such a lower amount as we may determine.

--------------------------------------------------------------------------------
                           SURRENDERS AND WITHDRAWALS
--------------------------------------------------------------------------------

SURRENDERS AND WITHDRAWALS

Subject to the rules discussed below, we will allow the surrender of the Contract or a withdrawal of a portion of the Contract Value at any time before the Annuity Commencement Date upon your written request.

We will not permit a withdrawal that is less than $1,000 or that reduces Contract Value to less than $5,000. If your withdrawal request would reduce Contract Value to less than $5,000, we will surrender only that amount of Contract Value that would reduce the remaining Contract Value to $5,000 and deduct any surrender charge from the amount you surrendered.

The amount payable on surrender of the Contract is the Surrender Value at the end of the Valuation Period during which we receive the request. The Surrender Value equals the Contract Value (after deduction of any contract charge) on the date we receive a request for surrender less any applicable surrender charge, and optional Death Benefit charge and less any applicable premium tax. We may pay the Surrender Value in a lump sum or under one of the optional payment plans specified in the Contract, based on your instructions.

You may indicate, in writing or by calling our Annuity Customer Service Line, from which Subaccounts or guarantee periods we are to take your withdrawal. If you do not so specify, we will deduct the amount of the withdrawal first from the Subaccounts of the Separate Account on a pro-rata basis, in proportion to the Contract Value in the Separate Account. We then will deduct any remaining amount from the Guarantee Account. We will take deductions from the Guarantee Account from the amounts (including any interest credited to such amounts) which have been in the Guarantee Account for the longest period of time.

Please remember that a withdrawal may reduce the Death Benefit by the proportion that the withdrawal (including any applicable surrender charge) reduced Contract Value, depending on the amount of the withdrawal and the Death Benefit chosen. SEE The Death Benefit.

RESTRICTIONS ON DISTRIBUTIONS FROM CERTAIN CONTRACTS

Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon (i) termination of employment in the Texas public institutions of higher education, (ii) retirement,

(iii) death, or (iv) the participant's attainment of age 70 1/2. Accordingly, before we distribute any amounts from these Contracts, you must furnish us proof that one of these four events has occurred.

SYSTEMATIC WITHDRAWALS

You may elect in writing on our form to take systematic withdrawals of a specified dollar amount (in equal installments of at least $100) on a monthly, quarterly, semi-annual or annual basis. Payments can begin at any time after 30 days from the Contract Date. Your systematic withdrawals in a contract year may not exceed the amount, which is not subject to a surrender charge. You may provide specific instructions as to how we are to take the systematic withdrawals. If you have not provided specific instructions, or if your specific instructions cannot be carried out, we will process the withdrawals by first taking on a pro-rata basis Accumulation Units from all of the Subaccounts in which you have an interest. To the extent that your Contract Value in the Separate Account is not sufficient to accomplish the withdrawal, we will take any Contract Value you have in the Guarantee Account to accomplish the withdrawal.

After your systematic withdrawals begin, you may change the frequency and/or amount of your payments, subject to the following:

     o   you may request only one such change in a calendar quarter; and

     o if you did not elect the maximum amount you could withdraw under this program at the time you elected the current series of systematic withdrawals, then you may increase the remaining payments up to the maximum amount.

A systematic withdrawal program will terminate automatically when a systematic withdrawal would cause the remaining Contract Value to be less than $5,000. If a systematic withdrawal would cause the Contract Value to be less than $5,000, then we will not process that systematic withdrawal transaction. If any of your systematic withdrawals would be or becomes less than $100, we reserve the right to reduce the frequency of payments to an interval that would result in each payment being at least $100. You may discontinue systematic withdrawals at any time by notifying us in writing at our Home Office or by telephone.

When you consider systematic withdrawals, please remember that each systematic withdrawal is subject to Federal income taxes on any portion considered gain for tax purposes. In addition, you may be assessed a 10% Federal penalty tax on systematic withdrawals if you are under age 59 1/2 at the time of the withdrawal.

Both withdrawals at your specific request and withdrawals under a systematic withdrawal program will count toward the limit of the amount that you may withdraw in any contract year free under the free withdrawal privilege.

We reserve the right to prohibit simultaneous systematic withdrawals and dollar-cost averaging. We also reserve the right to discontinue systematic withdrawals upon 30 days written notice to Owners.

--------------------------------------------------------------------------------
                                THE DEATH BENEFIT
--------------------------------------------------------------------------------

DEATH BENEFIT AT DEATH OF ANY ANNUITANT BEFORE ANNUITY COMMENCEMENT DATE

If any Annuitant dies before income payments begin, regardless of whether the Annuitant is also an Owner or Joint Owner of the Contract, the amount of proceeds available is the Death Benefit. Upon receipt of due proof of an Annuitant's death (generally, due proof is a certified copy of the death certificate or a certified copy of the decree of a court of competent jurisdiction as to the finding of death), we will treat the Death Benefit in accordance with your instructions, subject to distribution rules and termination of contract provisions described elsewhere.

We offer two Death Benefits -- the basic Death Benefit and the optional Death Benefit. We automatically provide the basic death to you. The optional Death Benefit is available to you for an additional charge.

The basic Death Benefit varies based on the age of the Annuitant at issue. If the Annuitant is, or both the Annuitant and the Joint Annuitant are, age 80 or younger at issue, the Death Benefit equals the greatest of:

     (a) The Contract Value as of the date we receive due proof of death of any Annuitant;

     (b)  the sum of (1) minus (2) plus (3), where

          (1) is the greatest Contract Value as of any Contract anniversary up to and including the Contract anniversary next, following or coincident with the 80th birthday of the older of any Annuitant;

          (2)   is the Contract Value on the date of death; and

          (3)   is the Contract Value on the date we receive due proof of death.

     (c)  sum of (1) minus (2) plus (3), where:

          (1) is the excess of purchase payments accumulated at 5% per year and credited as to the Contract anniversary until the 80th birthday of the of the older of any Annuitant up to a maximum of 200% of purchase payments: only the purchase payments that have been in the Contract for an entire contract year will be considered in the calculation;

          (2)   is the Contract Value on the date of death; and

          (3) is the Contract Value on the date we receive due proof of the death.

Withdrawals reduce the sums calculated under (b) and (c) proportionately by the same percentage that the withdrawal reduces your Contract Value.

If any Annuitant is older than age 80 at issue, the basic Death Benefit is equal to the greatest of :

     (a) the Contract Value as of the date we receive due proof of death of any Annuitant;

     (b)  the sum of (1) minus (2) plus (3), where:

          (1) is the greatest Contract Value as of any Contract anniversary up to and including the Contract anniversary next following or coincident with the 85th birthday of the older of any Annuitant;

          (2)   is the Contract Value on the date of death; and

          (3)   is the Contract Value on the date we receive due proof of death;
                and

     (c)  the purchase payments less any withdrawals.

Withdrawals reduce the sum calculated under (b) proportionally by the same percentage that the withdrawal reduces Contract Value.

Example: Assuming an Owner: (i) purchases a policy for $100,000; (ii) makes no additional premium payments and no withdrawals; (iii) is not subject to premium taxes; and (iv) the Annuitant's age is 75 on the Policy Date then:

                  End of            Annuitant's       Account           Premiums                  Death
                  Year              Age               Value             Accumulated @ 5%          Benefit
                  1                      76           $103,000          $105,000                  $105,000
                  2                      77            112,000           110,250                   112,000
                  3                      78             90,000           115,763                   115,763
                  4                      79            135,000           121,551                   135,000
                  5                      80            130,000           127,628                   135,000
                  6                      81            150,000           127,628                   150,000
                  7                      82            125,000           127,628                   135,000
                  8                      83            145,000           127,628                   145,000

The purpose of this example is to show how the Death Benefit works based on purely hypothetical values and is not intended to depict investment performance of the Contract.

OPTIONAL DEATH BENEFIT

The optional Death Benefit coordinates with the basic Death Benefit and adds an extra feature. Under the optional Death Benefit, the amount payable at the death of the Annuitant will be the greater of:

     o        the basic Death Benefit; or

     o the minimum Death Benefit. The minimum Death Benefit is the value of purchase payments increased with interest at 6% per contract year up to 200% of purchase payments; only the purchase payments that have been in the Contract for an entire contract year will be considered in the calculation.

Withdrawals up to 6% of purchase payments per year reduce the minimum Death Benefit by the same amount that the withdrawal reduces the Contract Value. If withdrawals greater than 6% of purchase payments are made in the current or any prior contract year, the minimum Death Benefit will be reduced proportionately by the same percentage that the withdrawal reduces Contract Value.

You may only elect the optional Death Benefit when you apply for a Contract. Once elected, the benefit remains in effect while your Contract is in force until Income Payments begin, or until the Contract anniversary following the date of receipt of your request to terminate the rider. If your request is received within 30 days of any Contract anniversary, you may request that the rider terminate as of that anniversary.

DEATH OF AN OWNER OR JOINT OWNER BEFORE THE ANNUITY COMMENCEMENT DATE

GENERAL: In certain circumstances, Federal tax law requires that distributions be made under this Contract upon the first death of

     o        an Owner or Joint Owner, or

     o the Annuitant or Joint Annuitant if any Owner is a non-natural entity (such as a trust or corporation).

The discussion below describes the methods available for distributing the value of the Contract upon death.

DESIGNATED BENEFICIARY: At the death of any Owner (or any Annuitant, if any Owner is a non-natural entity), the person or entity first listed below who is alive or in existence on the date of that death will become the Designated
Beneficiary:

         (1)    Owner or Joint Owners;

         (2)    Primary Beneficiary;

         (3)    Contingent Beneficiary; or

         (4)    Owner's estate.

We then will treat the Designated Beneficiary as the sole Owner of the Contract. If there is more than one Designated Beneficiary, we will treat each one separately in applying the tax law's rules described below.

DISTRIBUTION RULES: The distributions required by Federal tax law differ depending on whether the Designated Beneficiary is the spouse of the deceased Owner (or of the Annuitant, if the Contract is owned by a non-natural entity).

         o SPOUSES - If the Designated Beneficiary is the surviving spouse of the deceased person, we will continue the Contract in force with the surviving spouse as the new Owner. If the deceased person was the Annuitant, the surviving spouse will automatically become the new sole Annuitant. Any Joint Annuitant will be removed from the Contract. At the death of the surviving spouse, this provision may not be used again, even if the surviving spouse remarries. In that case, the rules for non-spouses will apply.

         o NON-SPOUSES - If the Designated Beneficiary is not the surviving spouse of the deceased person, this Contract cannot be continued in force indefinitely. Instead, upon the death of any Owner (or Annuitant, if any Owner is a non-natural entity), payments must be made to (or for the benefit of) the Designated Beneficiary under one to the following payment choices:

              (1) Receive the Surrender Value in one lump sum payment upon receipt of due proof of death.

              (2) Receive the Surrender Value at any time during the five year period following the date of death. At the end of the five year period, we will pay in a lump sum payment any Surrender Value still remaining.

              (3) Apply the Surrender Value to provide a monthly income benefit under Optional Payment Plan 1 or 2. The first monthly income benefit payment must be made no later than one year after the date of death. Also, the monthly income benefit payment period must be either the lifetime of the Designated Beneficiary or a period not exceeding the Designated Beneficiary's life expectancy.

If the Designated Beneficiary makes no choice within 30 days following receipt of due proof of death, we will use payment choice 2 (payment of the entire value of the Contract within 5 years of the date of death). Due proof of death must be provided within 90 days of the date of death. We will not accept any purchase payments after the non-spouse's death. If the Designated Beneficiary dies before we distributed the entire Surrender Value, we will pay in a lump sum any Surrender Value still remaining to the person named by the Designated Beneficiary. If no person is so named, we will pay the Designated Beneficiary's estate.

Under payment choices 1 or 2, the Contract will terminate upon payment of the entire Surrender Value. Under payment choice 3, this Contract will terminate when we apply the Surrender Value to provide a Monthly Income Benefit.

AMOUNT OF THE PROCEEDS: The proceeds we pay will vary, in part, based on the person who dies. We show the amount of proceeds below.

         ----------------------------------- -----------------------

         PERSON WHO DIED                     PROCEEDS PAID
         ----------------------------------- -----------------------

         Owner or Joint Owner                Surrender Value
         (who is not the Annuitant)
         ----------------------------------- -----------------------

         Owner or Joint Owner                Death Benefit
         (who is the Annuitant)
         ----------------------------------- -----------------------

         Annuitant                           Death Benefit
         ----------------------------------- -----------------------

Upon receipt of due proof of death, the Designated Beneficiary will instruct us how to treat the proceeds subject to the distribution rules discussed above.

DEATH OF OWNER, JOINT OWNER, OR ANNUITANT AFTER INCOME PAYMENTS BEGIN

After the Annuity Commencement Date (including after income payments begin), if an Owner, Joint Owner, Annuitant or Designated Beneficiary dies while the Contract is in force, payments that are already being made under the Contract will be made at least as rapidly as under the method of distribution in effect at the time of such death, notwithstanding any other provision in the Contract.

--------------------------------------------------------------------------------
                                 INCOME PAYMENTS
--------------------------------------------------------------------------------

When you apply for a Contract, you may select any Annuity Commencement Date permitted by law; however, this date can not be any later than the Contract anniversary following the younger Annuitant's 90th birthday, unless we approve otherwise. (Please note the following exception: Contracts issued under qualified retirement plans provide for income payments to start at the date and under the option specified in the plan.)

We will pay a monthly income benefit to the Owner beginning on the Annuity Commencement Date if the Annuitant is still living. We will pay the monthly income benefit in the form of "Life Income with 10 Years Certain (automatic payment plan)" variable income payments, using the gender and settlement age of the Annuitant instead of the payee, unless you make another election. As described in your Contract, the settlement age may be less than the Annuitant's age. This means payments may be lower than they would have been without the adjustment. You may also choose to receive the Annuity Commencement Value (that is, the Surrender Value of your Contract on the date immediately preceding the Annuity Commencement Date) in one lump sum (in which case we will cancel the Contract).

Under the Life Income with 10 Years Certain plan, if the Annuitant lives longer than ten years, payments will continue for his or her life. If the Annuitant dies before the end of ten years, we will discount the remaining payments for the ten-year period at the same rate used to calculate the monthly income payment. If the remaining payments are variable income payments, we will assume the amount of each payment that we discount equals the payment amount on the date we receive due proof of death. We will pay this discounted amount in one sum.

The Contract also provides optional forms of annuity payments, each of which is payable on a fixed basis. Optional Payment Plans l and 5 also are available on a variable basis. The Contract provides that all or part of the Contract Value may be used to purchase an annuity.

If you elect fixed income payments, the guaranteed amount payable will be computed using interest at 3% compounded yearly. We may increase the interest rate, which will increase the amount we pay to you or the payee.

If you elect variable income payments, your income payments, after the first payment, will reflect the investment experience of the Subaccounts to which you allocated Contract Value.

We will make annuity payments monthly unless you elect quarterly, semi-annual or annual installments. Under the monthly income benefit and all of the optional payment plans, if any payment made more frequently than annually would be or becomes less than $100, we reserve the right to reduce the frequency of payments to an interval that would result in each payment being at least $100. If the annual payment payable at maturity is less than $20, we will pay the Annuity Commencement Value in a lump sum. Upon making such a payment, we will have no future obligation under the Contract. Following are explanations of the optional payment plans available.

OPTIONAL PAYMENT PLANS

PLAN 1 - LIFE INCOME WITH PERIOD CERTAIN. This option guarantees periodic payments during a designated period. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. The payee selects the designated period. If the payee dies during the minimum period, we will discount the amount of the remaining guaranteed payments at the same rate used in calculating income payments. We will pay the discounted amount in one sum to the payee's estate unless otherwise provided.

PLAN 2 - INCOME FOR A FIXED PERIOD. This option provides for periodic payments to be made for a fixed period not longer than 30 years. Payments can be annual, semi-annual, quarterly, or monthly. If the payee dies, we will discount the amount of the remaining guaranteed payments to the date of the payee's death at the same rate used in calculating income payments. We will pay the discounted amount in one sum to the payee's estate unless otherwise provided.

PLAN 3 - INCOME OF A DEFINITE AMOUNT. This option provides periodic payments of a definite amount to be paid. Payments can be annual, semi-annual, quarterly, or monthly. The amount paid each year must be at least $120 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. If the payee dies, we will pay the amount of the remaining proceeds with earned interest in one sum to the payee's estate unless otherwise provided.

PLAN 4 - INTEREST INCOME. This option provides for periodic payments of interest earned from the proceeds left with us. Payments can be annual, semi-annual, quarterly, or monthly. If the payee dies, we will pay the amount of remaining proceeds and any earned but unpaid interest in one sum to the payee's estate unless otherwise provided. This plan is not available under Qualified Contracts.

PLAN 5 - JOINT LIFE AND SURVIVOR INCOME. This option provides for us to make monthly payments to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, we will discount the amount of the remaining payments for the 10-year period at the same rate used in calculating income payments. We will pay the discounted amount in one sum to the survivor's estate unless otherwise provided.

If the payee is not a natural person, our consent must be obtained before selecting an optional payment plan.

Before the Annuity Commencement Date, you may change:

         o your Annuity Commencement Date to any date at least ten years after your last purchase payment (however, the Annuity Commencement Date cannot be a date later than the Contract anniversary on which the Annuitant reaches age 90, unless we approve a later date):

         o    your optional payment plan;

         o    the allocation of your investment among the Subaccounts; and

         o the Owner, Joint Owner, primary beneficiary, and contingent beneficiary upon written notice to the Home Office if you reserved this right and the Annuitant is living.

We must receive your request for a change in a form satisfactory to us. The change will take effect as of the date you sign the request. The change will be subject to any payment made before we recorded the change.

Fixed Income Payments, if selected, will begin on the date we receive due proof of the Annuitant's death, on surrender, or on the Contract's Annuity Commencement Date. Variable income payments will begin within seven days after the date payments would begin under the corresponding fixed option. Payments under Optional Payment Plan 4 (Interest Income) will begin at the end of the first interest period after the date proceeds are otherwise payable.

VARIABLE INCOME PAYMENTS

We will determine your variable income payments using:

         1.   The Annuity Commencement Value;

         2. The annuity tables contained in the Contract including the settlement age table;

         3.   The optional payment plan selected; and

         4.   The investment performance of the Subaccounts selected.

To determine the amount of payment, we make this calculation:

         1. First, we determine the dollar amount of the first income payment; then

         2. we allocate that amount to the Subaccounts according to your instructions; then

         3. we determine the number of Annuity Units for each Subaccount by dividing the amount allocated by the Annuity Unit Value seven days before the income payment is due; and finally

         4. we calculate the value of the Annuity Units for each Subaccount seven days before the income payment is due for each income payment thereafter.

To calculate your first variable income payment, we need to make an assumption regarding the investment performance of the Subaccounts you select. We call this your assumed investment rate. This rate is simply the total return, after expenses, you need to earn to keep your variable income payments level. We assume an effective annual rate of 3%. This means that if the annualized investment performance, after expenses, of your Subaccounts is less than 3%, then the dollar amount of your variable income payment will decrease. Conversely, if the annualized investment performance, after expenses, of your Subaccounts is greater than 3%, then the dollar amount of your income payments will increase.

TRANSFERS AFTER THE ANNUITY COMMENCEMENT DATE

If we are making variable income payments, the payee may change the Subaccounts from which we are making the payments three times each calendar year. The transfer will be effective as of the end of the Valuation Period during which we receive written request at our Home Office. However, we reserve the right to limit the number of transfers if necessary for the Contract to continue to be treated as an annuity under the Code. We also reserve the right to refuse to execute any transfer if any of the Subaccounts that would be affected by the transfer is unable to purchase or redeem shares of the Fund in which the Subaccount invests or if the transfer would adversely affect Contract Value. If the number of Annuity Units remaining in a Subaccount after a transfer is less than 1, we will transfer the remaining balance in addition to the amount requested for the transfer. We will not transfer into any Subaccount unless the number of Annuity Units of that Subaccount after the transfer is at least 1.

We do not permit transfers between the Subaccounts and the Guarantee Account after the Annuity Commencement Date.

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                               FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

INTRODUCTION

This part of the Prospectus discusses the Federal income tax treatment of the Contract. The Federal income tax treatment of the Contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not address all of the Federal income tax rules that may affect you and your Contract. This discussion also does not address other Federal tax consequences, or state or local tax consequences, associated with a Contract. As a result you should always consult a tax advisor about the application of tax rules to your individual situation.

TAXATION OF NON-QUALIFIED CONTRACTS

This part of the discussion describes some of the Federal income tax rules applicable to Non-Qualified Contracts. A Non-Qualified Contract is a Contract not issued in connection with a qualified retirement plan receiving special tax treatment under the Code, such as an individual retirement annuity or a section 401(k) plan.

TAX DEFERRAL ON EARNINGS. The Federal income tax law does not tax any increase in an Owner's Contract Value until there is a distribution from the Contract. However, certain requirements must be satisfied in order for this general rule to apply, including:

         o An individual must own the Contract (or the tax law must treat the Contract as owned by an individual);

         o The investments of the Separate Account must be "adequately diversified" in accordance with Internal Revenue Service ("IRS") regulations;

         o The Owner's right to choose particular investments for a Contract must be limited; and

         o The Contract's Annuity Commencement Date must not occur near the end of the Annuitant's life expectancy.

This part of the Prospectus discusses each of these requirements.

CONTRACTS NOT OWNED BY AN INDIVIDUAL - NO TAX DEFERRAL AND LOSS OF INTEREST
DEDUCTION: As a general rule, the Code does not treat a Contract that is owned by an entity (rather than an individual) as an annuity contract for Federal income tax purposes. The entity owning the Contract pays tax currently on the excess of the Contract Value over the purchase payments paid for the Contract. Contracts issued to a corporation or a trust are examples of Contracts where the Owner pays current tax on the Contract's earnings.

There are several exceptions to this rule. For example, the Code treats a Contract as owned by an individual if the nominal owner is a trust or other entity that holds the Contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a Contract to provide deferred compensation for its employees.

In the case of a Contract issued after June 8, 1997 to a taxpayer that is not an individual, or a Contract held for the benefit of an entity, the entity wil1 lose its deduction for a portion of its otherwise deductible interest expenses. This disallowance does not apply if the Owner pays tax on the annual increase in the Contract Value. Entities that are considering purchasing the Contract, or entities that will benefit from someone else's ownership of a Contract, should consult a tax advisor.

INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED: For a Contract to be treated as an annuity contract for Federal income tax purposes, the investments of a separate account such as the Separate Account must be "adequately diversified." The IRS has issued regulations that prescribe standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, the Owner could be required to pay tax currently on the excess of the Contract Value over the purchase payments paid for the Contract.

Although we do not control the investments of all of the Funds (we only indirectly control those of GE Investments Funds, Inc., through an affiliated company), we expect that the Funds will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

RESTRICTIONS ON THE EXTENT TO WHICH AN OWNER CAN DIRECT THE INVESTMENT OF CONTRACT VALUES: Federal income tax law limits the Owner's right to choose particular investments for the Contract. The U.S. Treasury Department stated in 1986 that it expected to issue guidance clarifying those limits, but it has not yet done so. Thus, the nature of the limits is currently uncertain. As a result, an Owner's right to allocate Contract Values among the portfolios may exceed those limits. If so, the Owner would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets.

We do not know what limits the Treasury Department may set forth in any guidance that the Treasury Department may issue or whether any such limits will apply to existing Contracts. We therefore reserve the right to modify the Contract without the Owners' consent to attempt to prevent the tax law from considering the Owners as the owners of the assets of the Separate Account.

AGE AT WHICH ANNUITY PAYOUTS MUST BEGIN: Federal income tax rules do not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract's premiums paid and earnings. If annuity payouts under the Contract begin or are scheduled to begin on a date past the Annuitant's 90th birthday, it is possible that the tax law will not treat the Contract as an annuity contract for Federal income tax purposes. In that event, the Owner would be currently taxable on the excess of the Contract Value over the purchase payments paid for the Contract.

NO GUARANTEES REGARDING TAX TREATMENT: We make no guarantees regarding the tax treatment of any Contract or of any transaction involving a Contract. However, the remainder of this discussion assumes that your Contract will be treated as an annuity contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your Contract Value until there is a distribution from your Contract.

WITHDRAWALS AND SURRENDERS. A withdrawal occurs when you receive less than the total amount of the Contract's Surrender Value. In the case of a withdrawal, you will pay tax on the amount you receive to the extent your Contract Value before the withdrawal exceeds your "investment in the contract." (This term is explained below.) This income (and all other income from your Contract) is ordinary income. The Code imposes a higher rate of tax on ordinary income than it does on capital gains.

A surrender occurs when you receive the total amount of the Contract's Surrender Value. In the case of a surrender, you will pay tax on the amount you receive to the extent it exceeds your "investment in the contract."

Your "investment in the contract" generally equals the total of your purchase payments under the Contract, reduced by any amounts you previously received from the Contract that you did not include in your income.

Your Contract imposes mortality charges relating to the Death Benefit, including any optional Death Benefit. It is possible that all or a portion of these charges could be treated as withdrawals from the Contract.

ASSIGNMENTS AND PLEDGES. The Code treats any assignment or pledge (or agreement to assign or pledge) any portion of your Contract Value as a withdrawal of such amount or portion.

GIFTING A CONTRACT. If you transfer ownership of your Contract -- without receiving a payment equal to your Contract's value -- to a person other than your spouse (or to your former spouse incident to divorce), you will pay tax on your Contract Value to the extent it exceeds your "investment in the contract." In such a case, the new owner's investment in the contract" will be increased to reflect the amount included in your income.

SYSTEMATIC WITHDRAWALS. In the case of systematic withdrawals, the amount of each withdrawal should be considered a distribution and taxed in the same manner as a withdrawal from the Contract. However, there is some uncertainty regarding the tax treatment of systematic withdrawals, and it is possible that additional amounts could be included in income.

TAXATION OF ANNUITY PAYOUTS. The Code imposes tax on a portion of each annuity payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your "investment in the contract." The Company will notify you annually of the taxable amount of your annuity payout.

Pursuant to IRS regulations, you will pay tax on the full amount of your annuity payouts once you have recovered the total amount of the "investment in the contract." If annuity payouts cease because of the death of the Annuitant and before the total amount of the investment in the contract has been recovered, the unrecovered amount generally will be deductible.

If proceeds are left with us (Optional Payment Plan 4), they are taxed in the same manner as a surrender. The Owner must pay tax currently on the interest credited on these proceeds. This treatment could also apply to Plan 3 if the payee is at an advanced age, such as age 80 or older.

TAXATION OF DEATH BENEFITS. We may distribute amounts from your Contract because of the death of an Owner, a Joint Owner, or an Annuitant. The tax treatment of these amounts depends on whether the Owner, Joint Owner, or Annuitant dies before or after the Contract's Annuity Commencement Date.

Before the Contract's Annuity Commencement Date:

         o If received under an annuity payout option, Death Benefits are taxed in the same manner as annuity payouts.

         o If not received under an annuity payout option, Death Benefits are taxed in the same manner as a withdrawal.

After the Contract's Annuity Commencement Date:

         o If received in accordance with the existing annuity payout option, Death Benefits are excludible from income to the extent that they do not exceed the unrecovered "investment in the contract." All annuity payouts in excess of the unrecovered "investment in the contract" are includible in income.

         o If received in a lump sum, the tax law imposes tax on Death Benefits to the extent that they exceed the unrecovered "investment in the contract" at that time.

PENALTY TAXES PAYABLE ON WITHDRAWALS, SURRENDERS, OR ANNUITY PAYOUTS. The Code may impose a penalty tax equal to 10% of the amount of any payment from your Contract that is included in your gross income. The Code does not impose the 10% penalty tax if one of several exceptions applies. These exceptions include withdrawals, surrenders, or annuity payouts that:

         o    you receive on or after you reach age 59 1/2,

         o you receive because you became disabled (as defined in the tax law),

         o    a beneficiary receives on or after the death of the Owner, or

         o you receive as a series of substantially equal periodic payments for the life (or life expectancy) of the Owner.

It is uncertain whether systematic withdrawals will qualify for this last exception. If they did, any modification of the systematic withdrawals could result in certain adverse tax consequences. In addition, a transfer between Subaccounts may result in payments not qualifying for this exception.

SPECIAL RULES IF YOU OWN MORE THAN ONE CONTRACT. In certain circumstances, you must combine some or all of the Non-Qualified Contracts you own in order to determine the amount of an annuity payout, a surrender, or a withdrawal that you must include in income. For example:

         o If you purchase a Contract offered by this Prospectus and also purchase at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract.

         o If you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such contracts as one contract.

The effects of such aggregation are not clear. However, it could affect:

         o the amount of a surrender, a withdrawal or an annuity payout that you must include in income, and

         o the amount that might be subject to the penalty tax described above.

QUALIFIED RETIREMENT PLANS

We also designed the Contracts for use in connection with certain types of retirement plans that receive favorable treatment under the Code. Contracts issued to or in connection with a qualified retirement plan are called "Qualified Contracts." We do not currently offer all of the types of Qualified Contracts described, and may not offer them in the future. Prospective purchasers should contact our Home Office to learn the availability of Qualified Contracts at any given time.

The Federal income tax rules applicable to qualified plans are complex and varied. As a result, this Prospectus makes no attempt to provide more than general information about use of the Contract with the various types of qualified plans. Persons intending to use the Contract in connection with a qualified plan should obtain advice from a competent advisor.

TYPES OF QUALIFIED CONTRACTS. Some of the different types of Qualified Contracts include:

         o    Individual Retirement Contracts and Annuities ("Traditional IRAs")

         o    Roth IRAs

         o    Simplified Employee Pensions ("SEP's")

         o Savings Incentive Matched Plan for Employees ("SIMPLE plans", including "SIMPLE IRAs")

         o Public school system and tax-exempt organization annuity plans ("403(b) plans")

         o Qualified corporate employee pension and profit-sharing plans ("401(a) plans") and qualified annuity plans ("403(a) plans")

         o    Self-employed individual plans ("H.R. 10 plans" or "Keogh Plans")

         o Deferred compensation plans of state and local governments and tax-exempt organizations ("457 plans")

TERMS OF QUALIFIED PLANS AND QUALIFIED CONTRACTS. The terms of a qualified plan may affect your rights under a Qualified Contract. When issued in connection with a qualified plan, we will amend a Contract as generally necessary to conform to the requirements of the type of plan. However, the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the Contract, unless we consent.

THE DEATH BENEFIT AND QUALIFIED CONTRACTS. Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the Death Benefit, including that provided by the optional Death Benefit, from being provided under the Contracts when we issue the Contracts as Traditional IRAs, Roth IRAs or SIMPLE IRA. However, the law is unclear and it is possible that the presence of the Death Benefit under a Contract issued as a Traditional IRA, Roth IRA or SIMPLE IRA could result in increased taxes to the Owner.

It is also possible that the Death Benefit could be characterized as an incidental Death Benefit. If the Death Benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental Death Benefits that may be provided under qualified plans, such as in connection with a 403(b) plan. Even if the Death Benefit under the Contract were characterized as an incidental Death Benefit, it is unlikely to violate those limits unless the purchaser also purchases a life insurance contract in connection with such plan.

TREATMENT OF QUALIFIED CONTRACTS COMPARED WITH NON-QUALIFIED CONTRACTS. Although some of the Federal income tax rules are the same for both Qualified and Non-Qualified Contracts, many of the rules are different. For example:

         o The Code generally does not impose tax on the earnings under either Qualified or Non-Qualified Contracts until received.

         o The Code does not limit the amount of purchase payments and the time at which purchase payments can be made under Non-Qualified Contracts. However, the Code does limit both the amount and frequency of purchase payments made to Qualified Contracts.

         o The Code does not allow a deduction for purchase payments made for Non-Qualified Contracts, but sometimes allows a deduction or exclusion from income for purchase payments made to a Qualified Contract.

The Federal income tax rules applicable to qualified plans and Qualified Contracts vary with the type of plan and Contract. For example:

         o Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified plan and the circumstances of the plan participant, E.G., the participant's compensation.

         o Under most qualified plans, E.G., 403(b) plans and Traditional IRAs, the Owner must begin receiving payments from the Contract in certain minimum amounts by a certain age, typically age 70 1/2. However, these "minimum distribution rules" do not apply to a Roth IRA.

AMOUNTS RECEIVED UNDER QUALIFIED CONTRACTS. AMOUNTS ARE GENERALLY SUBJECT TO INCOME TAX. Federal income tax rules generally include distributions from a Qualified Contract in your income as ordinary income. Purchase payments that are deductible or excludible from income do not create "investment in the contract." Thus, under many Qualified Contracts there will be no "investment in the contract" and you include the total amount you receive in your income. There are exceptions. For example, you do not include amounts received from a Roth IRA if certain conditions are satisfied.

ADDITIONAL FEDERAL TAXES MAY BE PAYABLE IN CONNECTION WITH A QUALIFIED CONTRACT:
For example, failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

FEDERAL PENALTY TAXES PAYABLE ON DISTRIBUTIONS: The Code may impose a penalty tax equal to 10% of the amount of any payment from your Qualified Contract that is includible in your income. The Code does not impose the penalty tax if one of several exceptions apply. The exceptions vary depending on the type of Qualified Contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender, or annuity payout:

         o    received on or after the Owner reaches age 59 1/2,

         o received on or after the Owner's death or because of the Owner's disability (as defined in the tax law),

         o received as a series of substantially equal periodic payments for the life (or life expectancy) of the Owner, or

         o received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.

MOVING MONEY FROM ONE QUALIFIED CONTRACT OR QUALIFIED PLAN TO ANOTHER. ROLLOVERS AND TRANSFERS: In many circumstances you may move money between Qualified Contracts and qualified plans by means of a rollover or a transfer. Special rules apply to such rollovers and transfers. If you do not follow the applicable rules, you may suffer adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. You should always consult a qualified advisor before you move or attempt to move funds between any Qualified Contract or plan and another Qualified Contract or plan.

DIRECT ROLLOVERS: The direct rollover rules apply to certain payments (called "eligible rollover distributions") from section 401(a) plans' section 403(a) or
(b) plans, H.R. 10 plans, and Qualified Contracts used in connection with these types of plans. (The direct rollover rules do not apply to distributions from IRAs or section 457 plans). The direct rollover rules require Federal income tax equal to 20% of the eligible rollover distribution to be withheld from the amount of the distribution, unless the Owner elects to have the amount directly transferred to certain Qualified Contracts or plans.

Prior to receiving an eligible rollover distribution from the Company, we will provide you with a notice explaining these requirements and how you can avoid 20% withholding by electing a direct rollover.

FEDERAL INCOME TAX WITHHOLDING

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time you request a withdrawal, surrender, or annuity payout, we will send you forms that explain the withholding requirements.

TAX STATUS OF THE COMPANY

Under existing Federal income tax laws, we do not pay tax on investment income and realized capital gains of the Separate Account. We do not anticipate that we will incur any Federal income tax liability on the income and gains earned by the Separate Account. The Company, therefore, does not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

CHANGES IN THE LAW

This discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. Congress, the IRS, and the courts may modify these authorities, however, sometimes retroactively.

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                                  VOTING RIGHTS
--------------------------------------------------------------------------------

As required by law, we will vote the portfolio shares held in the Separate Account at meetings of the shareholders of the Funds. The voting will be done according to the instructions of Owners who have interests in any Subaccounts which invest in the portfolios of the Funds. If the 1940 Act or any regulation under it should be amended, and if as a result we determine that we are permitted to vote the portfolios' shares in our own right, we may elect to do so.

We will determine the number of votes which you have the right to cast by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, we will recognize fractional shares.

We will vote portfolio shares of a class held in a Subaccount for which we received no timely instructions in proportion to the voting instructions which we received for all Contracts participating in that Subaccount. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a Fund calls a shareholders meeting, each person having a voting interest in a Subaccount will receive proxy voting material, reports and other materials relating to the relevant portfolio. Since each Fund may engage in shared funding, other persons or entities besides the Company may vote Fund shares. SEE The Separate Account - Subaccounts.

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                               REQUESTING PAYMENTS
--------------------------------------------------------------------------------

To request a payment, you must provide us with notice in a form satisfactory to us. We will ordinarily pay any Death Benefit, withdrawal, or surrender proceeds within seven days after receipt at our Home Office of all the requirements for such a payment. We will determine the amount as of the date our Home Office receives all such requirements.

We may delay making a payment, applying Contract Value to a payment plan, or processing a transfer request if: (1) the disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC, by order, permits postponement of payment to protect our Owners. We also may defer making payments attributable to a check that has not cleared (which may take up to 15 days), and we may defer payment of proceeds from the Guarantee Account for a withdrawal, surrender, or transfer request for up to six months from the date we receive the request. The amount deferred will earn interest at a rate and for a time period not less than the minimum required in the jurisdiction in which we issued the Contract.

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                          DISTRIBUTION OF THE CONTRACTS
--------------------------------------------------------------------------------

DISTRIBUTOR

Capital Brokerage Corporation (doing business in Indiana, Minnesota, New Mexico, and Texas as GE Capital Brokerage Corporation) ("Capital Brokerage") is the distributor and principal underwriter of the Contracts. Capital Brokerage, a Washington corporation and an affiliate of ours, is located at 6630 W. Broad St., Richmond, Virginia 23230.

Properly licensed registered representatives of independent and affiliated broker-dealers will sell the Contracts. These broker-dealers have selling agreements with Capital Brokerage and have been licensed by state insurance departments to represent us. One of these affiliated broker-dealers is Terra Securities Corporation.

Properly licensed registered representatives of Capital Brokerage will also sell the Contracts. Capital Brokerage is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). We will offer the Contracts in all states where we are licensed to do business.

COMMISSIONS

We pay sales commissions and other expenses associated with the promotion and sales of the Contracts to broker/dealers. Broker/dealers may receive aggregate commissions of up to 6.00% of your aggregate purchase payments.

Under certain circumstances and in exchange for lower initial commissions, certain sellers of the Contracts may be paid a persistency trail commission which will take into account, among other things, the length of time purchase payments have been held under a Contract, and Contract Values. A trail commission is not anticipated to exceed 1.00% on an annual basis, of the Contract Values considered in connection with the trail commission. We may also pay override payments, expense allowances, bonuses, wholesaler fees and training allowances. Registered representatives earn commissions from the broker/dealer with which they are affiliated and such arrangements may vary. In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by us, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise.

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                             ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

OWNER QUESTIONS

The obligations to Owners under the Contracts are ours. Please direct your questions and concerns to us at our Home Office.

RETURN PRIVILEGE

Within the free-look period after you receive the Contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to our Home Office, Annuity New Business, 6610 W. Broad Street, Richmond, Virginia 23230. If you cancel your Contract, it will be void. Unless state law requires that we return your purchase payments, the amount of the refund you receive will equal the Contract Value less any adjustments required by applicable law or regulation on the date we receive the Contract, but ,without reduction for any surrender charge. If state law requires that we return your purchase payments, the amount of the refund will equal the greater of (1) the Contract Value without any surrender charges, (excluding any charges the portfolios may have deducted), and
(2) the purchase payments made less any withdrawals you previously made. In certain states, you may have more than 10 days to return the Contract for a refund.

STATE REGULATION

As a life insurance company organized and operated under the laws of the Commonwealth of Virginia, we are subject to provisions governing life insurers and to regulation by the Virginia Commissioner of Insurance.

Our books and accounts are subject to review and examination by the State Corporation Commission of the Commonwealth of Virginia at all times. That Commission conducts a full examination of our operations at least every five years.

RECORDS AND REPORTS

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the Separate Account. At least once each year, we will send you a report showing information about your Contract for the period covered by the report. The report will show the Contract Value in each Subaccount. The report also will show purchase payments and charges made during the statement period. We also will send you an annual and a semi-annual report for each portfolio underlying an Subaccount to which you have allocated Contract Value, as required by the 1940 Act. In addition, when you make purchase payments, transfers, or withdrawals, you will receive a written confirmation of these transactions.

OTHER INFORMATION

We have filed a Registration Statement with the SEC, under the Securities Act of 1933 as amended, for the Contracts being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the Separate Account, the Company, and the Contracts offered. Statements in this Prospectus about the content of Contracts and other legal instruments are summaries. For the complete text of those Contracts and instruments, please refer to those documents as filed with the SEC and available on the SEC's website at http://www.sec.gov.

LEGAL MATTERS

The Company, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the Company cannot predict the outcome of any litigation with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on it or the Separate Account.

--------------------------------------------------------------------------------
                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

The Accumulation Unit Values and the number of Accumulation Units outstanding for each Subaccount from the date of inception are shown in the following tables. The number of Accumulation Units combines the units outstanding for the variable annuity contracts issued by GE Life & Annuity through the Subaccount. The Subaccounts that deduct a separate account annual expense of 1.50% and 1.70% have not yet commenced operations. Therefore, there is no history of accumulation unit values for these subaccounts.

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

The Contracts
     Transfer of Annuity Units
     Net Investment Factor
Termination of Participation Agreements
Calculation of Performance Data
     Money Market Subaccounts
     Other Subaccounts
Federal Tax Matters
     Taxation of GE Life & Annuity
     IRS Required Distributions
General Provisions
     Using the Contracts as Collateral
     The Beneficiary
     Non-Participating
     Misstatement of Age or Gender
     Incontestability
     Statement of Values
     Written Notice
Distribution of the Contracts
Legal Developments Regarding Employment-Related Benefit Plans
Legal Matters
Experts



Dated __________ ___, 2000
GE Life and Annuity Company
6610 West Broad Street
Richmond, Virginia  23230

A Statement of Additional Information containing more detailed information about the Contract and the Separate Account is available free by writing us at the address below or by calling (800) 352-9910.

--------------------------------------------------------------------------------


To GE Life & Annuity
Annuity New Business
6610 W. Broad Street
Richmond, VA  23230


Please mail a copy of the Statement of Additional Information for the Separate Account, Contract Form P1154 4/00 to:

Name:__________________________________________________________________________

Address:_______________________________________________________________________
                                     Street

        _______________________________________________________________________
                City                          State                   Zip

Signature of Requestor:________________________________________________________
                                                          Date

                                     PART B

                      GE LIFE AND ANNUITY ASSURANCE COMPANY
                               SEPARATE ACCOUNT 4

                       STATEMENT OF ADDITIONAL INFORMATION
                                     FOR THE
               FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY CONTRACT
                                 FORM P1154 4/00

                                   OFFERED BY
                      GE LIFE AND ANNUITY ASSURANCE COMPANY
                              6610 W. Broad Street
                            Richmond, Virginia 23230

This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the above-named flexible premium variable deferred annuity Contract offered by GE Life and Annuity Assurance Company. You may obtain a copy of the Prospectus dated ___________ by calling (800) 352-9910, or by writing to GE Life and Annuity Assurance Company, 6610 W. Broad Street, Richmond, Virginia 23230. The Prospectus is also available on the SEC's website at http://www.sec.gov. Terms used in the current Prospectus for the Contract are incorporated in this Statement.

                   THIS STATEMENT OF ADDITIONAL INFORMATION IS
             NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION
              WITH THE PROSPECTUSES FOR THE CONTRACT AND THE FUNDS.

Dated _____________

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

                                                                        Page

The Contract
     Transfer of Annuity Units............................................1
     Net Investment Factor................................................1

Termination of Participation Agreements...................................1

Calculation of Performance Data...........................................2
     Money Market Subaccount..............................................2
     Other Subaccounts....................................................3

     Federal Tax Matters..................................................6
     Taxation of GE Life & Annuity........................................6
     IRS Required Distributions...........................................7

General Provisions........................................................8
     Using the Contract as Collateral.....................................8
     The Beneficiary......................................................8
     Non-Participating....................................................8
     Misstatement of Age or Gender........................................8
     Incontestability.....................................................8
     Statement of Values..................................................8
     Written Notice.......................................................8

Distribution of the Contract..............................................9

Legal Developments Regarding Employment-Related Benefit Plans.............9

Legal Matters.............................................................9

Experts...................................................................9

Financial Statements.....................................................10

THE CONTRACTS

TRANSFER OF ANNUITY UNITS

At your request, Annuity Units may be transferred three times per calendar year from the Subaccounts in which they are currently held. The number of Annuity Units to be transferred is (a) times (b) divided by (c) where: (a) is the number of Annuity Units in the current Subaccount desired to be transferred; (b) is the Annuity Unit Value for the Subaccount in which the Annuity Units are currently held; and (c) is the Annuity Unit Value for the Subaccount to which the transfer is made. The amount of the Income Payment as of the date of the transfer will not be affected by the transfer (however, subsequent variable income payments will reflect the investment experience of the selected Subaccounts).

NET INVESTMENT FACTOR

The net investment factor measures investment performance of the Subaccounts during a Valuation Period. Each Subaccount has its own net investment factor. The net investment factor of a Subaccount available under a Contract for a Valuation Period is (a) divided by (b) minus (c) where:

(a)  is the result of:

     (1) the value of the net assets of that Subaccount at the end of the preceding Valuation Period, plus
     (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the net investment factor is being determined, minus
     (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period, minus
     (4) any amount charged against that Subaccount for taxes; this includes any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Subdivision; and

(b) is the value of the net assets of that Subaccount at the end of the preceding Valuation Period; and

(c) is a factor for the Valuation Period representing the mortality and expense risk charge and the administrative charge; this factor is shown in your Contract.

We will value their assets at fair market value in accordance with generally accepted accounting practices and applicable laws and regulations.

TERMINATION OF PARTICIPATION AGREEMENTS

The participation agreements pursuant to which the Funds sell their shares to Separate Account contain varying provisions regarding termination. The following summarizes those provisions:

         GE INVESTMENTS FUNDS, INC.
         This agreement may be terminated at the option of any party upon six months' written notice to the other parties, unless a shorter time is agreed to by the parties.

         JANUS ASPEN SERIES.
         This agreement may be terminated by the parties on six months' advance written notice.

         OPPENHEIMER VARIABLE ACCOUNT FUNDS.
         This agreement may be terminated by the parties on six months' advance written notice.

                                     SAI-1

         VARIABLE INSURANCE PRODUCTS FUND, VARIABLE INSURANCE PRODUCTS FUND II, AND VARIABLE INSURANCE PRODUCTS FUND III ("THE FUND")
         These agreements provide for termination (1) on one year's advance notice by either party, (2) at the Company's option if shares of the Fund are not reasonably available to meet requirements of the policies,
         (3) at the option of either party if certain enforcement proceedings are instituted against the other, (4) upon vote of the policyowners to substitute shares of another mutual fund, (5) at the Company's option if shares of the Fund are not registered, issued, or sold in accordance with applicable laws, if the Fund ceases to qualify as a regulated investment company under the Code, (6) at the option of the Fund or its principal underwriter if it determines that the Company has suffered material adverse changes in its business or financial condition or is the subject of material adverse publicity, (7) at the option of the Company if the Fund has suffered material adverse changes in its business or financial condition or is the subject of material adverse publicity, or (8) at the option of the Fund or its principal underwriter if the Company decides to make another mutual fund available as a funding vehicle for its policies.

CALCULATION OF PERFORMANCE DATA

From time to time, we may disclose total return, yield, and other performance data for the Subaccount pertaining to the Contracts. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the Securities and Exchange Commission.

The calculations of yield, total return, and other performance data do not reflect the effect of any premium tax that may be applicable to a particular Contract. Premium taxes currently range generally from 0% to 3% of purchase payments and are generally based on the rules of the state in which you reside.

MONEY MARKET SUBACCOUNT

From time to time, advertisements and sales literature may quote the yield of one or more of the Money Market Subaccounts for a seven-day period, in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the corresponding money market portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of one unit in that Money Market Subaccount at the beginning of the period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing the result on a 365-day basis. The net change in account value reflects: 1) net income from the investment portfolio attributable to the hypothetical account; and 2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the annual contract charge, administrative expense charge, and the mortality and expense risk charge (combined percentage of 1.50% of Contract Value). The annual expense charge is only deducted if Contract Value at the time of deduction is $40,000 or less. We assume for the purposes of the yield calculation that this charge will be waived. Current Yield will be calculated according to the following formula:

   Current Yield = ((NCP - ES)/UV) X (365/7)

   where:

   NCP = the net change in the value of the investment portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and income other than investment

                                     SAI-2
   income) for the seven-day period attributable to a hypothetical account having a balance of one Subaccount unit.

   ES = per unit expenses of the hypothetical account for the seven-day period.

   UV = the unit value on the first day of the seven-day period.

   The effective yield of a Money Market Subaccount determined on a compounded basis for the same seven-day period may also be quoted. The effective yield is calculated by compounding the base period return according to the following formula:

   Effective Yield = (1 + ((NCP - ES)/UV))365/7 - 1 where:

   NCP = the net change in the value of the investment portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of one Subaccount unit.

   ES = per unit expenses of the hypothetical account for the seven-day period.

   UV = the unit value for the first day of the seven-day period.

The yield on amounts held in a Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Subaccount's corresponding money market portfolio, the types and quality of portfolio securities held by that portfolio, and that investment portfolio's operating expenses. Because of the charges and deductions imposed under the Contract, the yield for a Money Market Subaccount will be lower than the yield for its corresponding money market investment portfolio.

Yields calculated for the underlying GE Investments Money Market Fund are less the administrative charge and the mortality and expense risk charge (combined percentage of 1.50% of Contract Value). The annual expense charge is only deducted if Contract Value at the time of deduction is $40,000 or less. We assume for the purposes of the yield calculation that this charge will be waived. Yield calculations for the GE Investments Money Market Fund as of December 31, 1999 are as follows:

Current                ____% ***
Effective              ____% ***

PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.

OTHER SUBACCOUNTS

TOTAL RETURN. Sales literature or advertisements may quote total return, including average annual total return for one or more of the Subaccounts for various periods of time including 1 year, 3 year, 5 years and 10 years, or from inception if any of those periods are not available.

Average annual total return for a period represents the average annual compounded rate of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment

                                     SAI-3
as of the last day of the period. The ending date for each period for which total return quotations are provided will be for the most recent practicable, considering the type and media of the communication, and will be stated in the communication.

For periods that began before the Contract was available, performance data will be based on the performance of the underlying portfolios, adjusted for the level of the Separate Account and Contract charges currently in effect for this Contract. Average annual total return will be calculated using Subaccount unit values and deductions for the annual contract charge, and the surrender charge as described below:

   1. We calculate unit value for each Valuation Period based on the performance of the Subaccount's underlying investment portfolio (after deductions for portfolio expenses, the administrative expense charge and the mortality and expense risk charge (combined percentage of 1.50% of Contract Value)).

   2. The annual contract charge is $30 deducted at the beginning of each Contract Year and is waived if the Contract Value is at least $40,000 at the time the charge is due. For purposes of this calculation we assume that the charge is waived.

   3. The surrender charge will be determined by assuming a surrender of the Contract at the end of the period. Average annual total return for periods of six years or less will therefore reflect the deduction of a surrender charge.

   4. Total return does not consider the optional death benefit charge, and does not reflect the deduction of any premium taxes.

   5. Total return will then be calculated according to the following formula:

   TR =  (ERV/P)1/N - 1

   where:

   TR = the average annual total return for the period.

   ERV = the ending redeemable value (reflecting deductions as described above) of the hypothetical investment at the end of the period.

   P     = a hypothetical single investment of $1,000.

   N     = the duration of the period (in years).

Standard performance for the Subaccounts is as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                 For the      For the      For the     For the     From the       Date of
                                                 1-year       3-year       5-year      10-year     Inception in   Subaccount's
                                                 period       period       period      period      Subaccount     Inception*
                                                 ended        ended        ended       ended       to 12/31/99
                                                 12/31/99     12/31/99     12/31/99    12/31/99
----------------------------------------------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS FUND
  Equity Income Portfolio
  Growth Portfolio
----------------------------------------------------------------------------------------------------------------------------------


                                     SAI-4

----------------------------------------------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
  Contrafund(TM) Portfolio
FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
  Growth & Income Portfolio
  Mid Cap Portfolio
GE INVESTMENTS FUNDS
  Money Market Fund
  Premier Growth Equity Fund
  S&P 500 Index Fund
  U.S. Equity Fund
  Value Equity Fund
JANUS ASPEN SERIES SERVICE SHARES
  Aggressive Growth Portfolio
  Balanced Portfolio
  Capital Appreciation Portfolio
  Global Life Sciences Portfolio
  Global Technology Portfolio
  Growth Portfolio
  International Growth Portfolio
  Worldwide Growth Portfolio
OPPENHEIMER VARIABLE ACCOUNT FUNDS
  Global Securities Fund
  Main Street Growth & Income Fund
----------------------------------------------------------------------------------------------------------------------------------

* Subaccount Inception Date - Date on which a particular fund was first available in Separate Account 4. As Separate Account 4 is also used for other variable annuities offered by GE Life & Annuity, this date may be different from the date the fund was first available in this product.


Not all of the Subaccounts have commenced operations as of the date of the Prospectus; therefore, standard performance data for all of the Subaccounts is not available. Some of the portfolios that underlie certain of the Subaccounts have not been in operation for one year. For these Subaccounts, no performance will be shown.

However, certain of the underlying portfolios have been in operation for a year or more. For the Subaccounts that invest in these portfolios, non-standard adjusted historical performance data (reflecting all portfolio expenses, the administrative expense charge and the mortality and expense risk charge (combined percentage of 1.50% of Contract Value)) is provided below. No annual contract charge will be shown because we assume that most contractowners' Contract Value will be above $40,000.

Non-Standard adjusted historical performance without surrender charge is as follows:

---------------------------------------------------------------------------------------------------------------
                                                 For the      For the      For the     For the     Date of
                                                 1-year       3-year       5-year      10-year     Fund
                                                 period       period       period      period      Inception*
                                                 ended        ended        ended       ended
                                                 12/31/99     12/31/99     12/31/99    12/31/99
---------------------------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS FUND
  Equity Income Portfolio
  Growth Portfolio
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
  Contrafund(TM) Portfolio
FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
  Growth & Income Portfolio
  Mid Cap Portfolio
GE INVESTMENTS FUNDS
  Money Market Fund
  Premier Growth Equity Fund
  S&P 500 Index Fund
  U.S. Equity Fund
  Value Equity Fund
JANUS ASPEN SERIES SERVICE SHARES
  Aggressive Growth Portfolio
  Balanced Portfolio
  Capital Appreciation Portfolio
  Global Life Sciences Portfolio
  Global Technology Portfolio
  Growth Portfolio
  International Growth Portfolio
  Worldwide Growth Portfolio
OPPENHEIMER VARIABLE ACCOUNT FUNDS
  Global Securities Fund
  Main Street Growth & Income Fund
----------------------------------------------------------------------------------------------------------------------------------

* Fund Inception Date - Date on which a particular fund was first established in any variable annuity or variable life product;

                                     SAI-5
this date may be different from the date the fund was first available in Separate Account 4.

Returns for period of less than one year are not annualized.

PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.

The Funds have provided the price information used to calculate the adjusted historical performance of the Subaccounts. While we have no reason to doubt the accuracy of the figures provided by the Funds, we have not independently verified such information.

OTHER PERFORMANCE DATA

We may disclose cumulative total return in conjunction with the standard format described above. The cumulative total return will be calculated using the following formula:

     CTR =                        (ERV/P) - 1

     where:

     CTR =                        the cumulative total return for the period.

     ERV                          = the ending redeemable value
                                  (reflecting deductions as described
                                  above) of the hypothetical investment
                                  at the end of the period.

     P =                          a hypothetical single investment of $1,000.

Sales literature may also quote cumulative and/or average annual total return that does not reflect the surrender charge. This is calculated in exactly the same way as average annual total return, except that the ending redeemable bale of the hypothetical investment is replaced with an ending value for the period that does not take into account any charges on withdrawn amounts.

Other non-standard quotations of Subaccount performance may also be used in sales literature. Such quotations will be accompanied by a description of how they were calculated. We will accompany any non-standard quotations of Subaccount performance with standard performance quotations.

FEDERAL TAX MATTERS

TAXATION OF GE LIFE & ANNUITY

We do not expect to incur any Federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the Contracts. (See Federal Tax Matters section of the Prospectus.) Based upon these expectations, no charge is being made currently to the Separate Account for Federal income taxes, which may be attributable to the Account. We will periodically review the question of a charge to the Separate Account for Federal income taxes related to the Account. Such a charge may be made in future years if we believe that we may incur Federal income taxes. This might become necessary if the tax treatment of the Company is ultimately determined to be other than what we currently believe it to be, if there are changes made in the Federal income tax treatment of annuities at the corporate level, or if there is a change in our tax status. In the event that we should incur Federal income


                                     SAI-6
taxes attributable to investment income or capital gains retained as part of the reserves under the Contracts, the Contract Value would be correspondingly adjusted by any provision or charge for such taxes.

We may also incur state and local taxes (in addition to premium taxes). At present, these taxes, with the exception of premium taxes, are not significant. If there is a material change in applicable state or local tax laws causing an increase in taxes other than premium taxes (for which we currently impose a charge), charges for such taxes attributable to the Separate Account may be made.

IRS REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Code requires any Non-Qualified Contract to provide that
(a) if any Owner dies on or after the Annuity Commencement Date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and (b) if any Owner dies prior to the Annuity Commencement Date, the entire interest in the Contract will be distributed (1) within five years after the date of that Owner's death, or (2) as Income Payments which will begin within one year of that Owner's death and which will be made over the life of the Owner's "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary. The "designated beneficiary" generally is the person who will be treated as the sole Owner of the Contract following the death of the Owner, Joint Owner or, in certain circumstances, the Annuitant. However, if the "designated beneficiary" is the surviving spouse of the decedent, these distribution rules will not apply until the surviving spouse's death (and this spousal exception will not again be available). If any Owner is not an individual, the death of the Annuitant will be treated as the death of an Owner for purposes of these rules.

The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.




                                     SAI-7

GENERAL PROVISIONS

USING THE CONTRACTS AS COLLATERAL

A Non-Qualified Contract can be assigned as collateral security. We must be notified in writing if a Contract is assigned. Any payment made before the assignment is recorded at our Home Office will not be affected. We are not responsible for the validity of an assignment. Your rights and the rights of a Beneficiary may be affected by an assignment.

A Qualified Contract may not be sold, assigned, transferred, discounted, pledged or otherwise transferred except under such conditions as may be allowed under applicable law.

The basic benefits of the Contract are assignable. Additional benefits added by rider may or may not be available/eligible for assignments.

THE BENEFICIARY

You may select one or more primary and contingent Beneficiaries during your lifetime upon application and by filing a written request with our Home Office. Each change of Beneficiary revokes any previous designation.

NON-PARTICIPATING

The Contract is non-participating.  No dividends are payable.

MISSTATEMENT OF AGE OR GENDER

If an Annuitant's age or gender was misstated on the Contract data page, any Contract benefits or proceeds, or availability thereof, will be determined using the correct age and gender.

INCONTESTABILITY

We will not contest the Contract.

STATEMENT OF VALUES

At least once each year, we will send you a statement of values within 30 days after each report date. The statement will show Contract Value, purchase payments and charges made during the report period.

WRITTEN NOTICE

Any written notice should be sent to us at our Home Office at 6610 West Broad Street, Richmond, Virginia 23230. The Contract number and the Annuitant's full name must be included.

We will send all notices to the Owner at the last known address on file with the Company.



                                     SAI-8

DISTRIBUTION OF THE CONTRACTS

The offering is continuous, and Capital Brokerage Corporation does not anticipate discontinuing the offering of the Contracts. However, the Company does reserve the right to discontinue the offering of the Contracts.

LEGAL DEVELOPMENTS REGARDING EMPLOYMENT-RELATED BENEFIT PLANS

On July 6, 1983, the Supreme Court held in Arizona Governing Committee for Tax Deferred Annuity v. Norris, 463 U.S. 1073 (1983), that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of gender. The Contract contains guaranteed annuity purchase rates for certain optional payment plans that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Contract may be purchased.

In addition, we are subject to the insurance laws and regulations of other states within which it is licensed to operate. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investments. Presently, the Company is licensed to do business in the District of Columbia and all states, except New York.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to Federal securities laws applicable to the issue and sale of the Contract described in this Prospectus. Patricia L. Dysart, Assistant Vice President and Associate General Counsel of the Company, has provided advice on certain legal matters pertaining to the Contract, including the validity of the Contract and the Company's right to issue the Contracts under Virginia insurance law.

EXPERTS

The consolidated balance sheets of The Life Insurance Company of Virginia, now known as GE Life and Annuity Assurance Company, and subsidiary as of December 31, 1999, 1998 and 1997, and the related consolidated statements of income and comprehensive income, shareholders' interest and cash flows for the years then ended, the nine month period ended December 31, 1996 and the preacquisition three month period ended March 31, 1996, and the statements of assets and liabilities of Life of Virginia Separate Account 4, now known as GE Life & Annuity Separate Account 4, as of December 31, 1999 and the related statements of operations and changes in net assets for each of the years or lesser periods in the three year period then ended have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of such firm as experts in accounting and auditing.

The report of KPMG LLP dated January 22, 1999 with respect to the consolidated financial statements of The Life Insurance Company of Virginia, now known as GE Life and Annuity Assurance Company, and subsidiary, contains an explanatory paragraph that states that effective April 1, 1996 General Electric Capital Corporation acquired all of the outstanding stock of The Life Insurance Company of Virginia in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for

                                     SAI-9
the periods before the acquisition and, therefore, is not comparable.

FINANCIAL STATEMENTS

This Statement of Additional Information contains financial statements for the Company (now known as GE Life and Annuity Assurance Company) as of December 31, 1999, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1999, as well as, financial statements for Life of Virginia Separate Account 4 (now known as GE Life & Annuity Separate Account 4) as of December 31, 1999 and for each of the years or lesser periods in the three year period then ended.

The consolidated financial statements of The Life Insurance Company of Virginia, now known as GE Life and Annuity Assurance Company, and subsidiaries included herein should be distinguished from the financial statements of the Separate Account and should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. Please note that the financial statements of the Separate Account are not fully representative of the Subaccounts listed in the prospectus, as the Subaccounts that deduct a separate account annual expense of 1.50% and 1.70% have not yet commenced operations.

Such consolidated financial statements of The Life Insurance Company of Virginia, now known as GE Life and Annuity Assurance Company, and subsidiaries should not be considered as bearing on the investment performance of the assets held in the Separate Account.


                                     SAI-10

                                     PART C

                                OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements
     To be added by pre-effective amendment.

(b)             Exhibits

(1)(a) Resolution of Board of Directors of Life of Virginia authorizing the establishment of Separate Account. 12/

(1)(a)(i) Resolution of the Board of Directors of GE Life & Annuity authorizing the change in name of Life of Virginia Separate Account 4 to GE Life & Annuity Separate Account 4. 13/

(1)(b) Resolution of Board of Directors of Life of Virginia authorizing the establishment of additional subaccounts of the Separate Account, investing in shares of the Asset Manager Portfolio of the Fidelity Variable Insurance Products Fund II and the Balanced Portfolio of the Advisers Management Trust. 12/

(1)(c) Resolution of Board of Directors of Life of Virginia authorizing the establishment of additional subaccounts of the Separate Account, investing in shares of the Growth Portfolio, the Aggressive Growth Portfolio, and the Worldwide Growth Portfolio of the Janus Aspen Series. 12/

(1)(d) Resolution of Board of Directors of Life of Virginia authorizing the establishment of twenty-two (22) additional subdivisions of the Separate Account, investing in shares of Money Market Portfolio, High Income Portfolio, Equity-Income Portfolio, Growth Portfolio and Overseas Portfolio of the Fidelity Variable Insurance Products Fund; Asset Manager Portfolio of the Fidelity Variable Insurance Products Fund II; Money Market Portfolio, Government Securities Portfolio, Common Stock Index Portfolio, Total Return Portfolio of the Life of Virginia Series Fund, Inc.; Limited Maturity Bond Portfolio, Growth Portfolio and Balanced Portfolio of the Neuberger & Berman Advisers Management Trust; Growth Portfolio, Aggressive Growth Portfolio, and Worldwide Growth Portfolio of the Janus Aspen Series; Money Fund, High Income Fund, Bond Fund, Capital Appreciation Fund, Growth Fund, Multiple Strategies Fund of the Oppenheimer Variable Account Funds. 12/

(1)(e) Resolution of Board of Directors of Life of Virginia authorizing the establishment of two additional subaccounts of the Separate Account, investing in shares of the Utility Fund and the Corporate Bond Fund of the Insurance Management Series, and the Contrafund Portfolio of the Variable Insurance Products Fund II. 10/

(1)(f) Resolution of Board of Directors of Life of Virginia authorizing the establishment of two additional subaccounts of the Separate Account, investing in shares of the International Equity Portfolio and the Real Estate Securities Portfolio of Life of Virginia Series Fund. 12/

(1)(g) Resolution of Board of Directors of Life of Virginia authorizing the establishment of four additional subaccounts of the Separate Account, investing in shares of the American Growth

                                    Part C-1

                Portfolio and the American Small Capitalization Portfolio of The Alger American Fund, and the Balanced Portfolio and Flexible Income Portfolio of the Janus Aspen Series. 8/

(1)(h) Resolution of Board of Directors of Life of Virginia authorizing the establishment of two additional subaccount of the Separate Account, investing in shares of the Federated American Leaders Fund II of the Federated Insurance Series, and the International Growth Portfolio of the Janus Aspen Series.9/

(1)(i) Resolution of Board of Directors of Life of Virginia authorizing the establishment of twelve additional subaccounts of the Separate Account, investing in shares of the Growth and Income Portfolio and Growth opportunities Portfolio of Variable Insurance Products Fund III; Growth II Portfolio and Large Cap Growth Portfolio of the PBHG Insurance Series Fund, Inc.; Global Income Fund and Value Equity Fund of GE Investments Funds, Inc. 11/

(1)(j) Resolution of Board of Directors of Life of Virginia authorizing the establishment of two additional subaccounts of the Separate Account, investing in shares of the Capital Appreciation Portfolio of the Janus Aspen Series. 11/

(1)(k) Resolution of Board of Directors of Life of Virginia authorizing the establishment of six additional subaccounts of the Separate Account, investing in shares of the U.S. Equity Fund of the GE Investments Funds, Inc., Growth and Income Fund of the Goldman Sachs Variable Insurance Trust Fund and Mid Cap Equity Fund of Goldman Sachs Variable Insurance Trust. Further a name change for Oppenheimer Variable Account Fund Capital Appreciation Fund to Oppenheimer Variable Account Fund Aggressive Growth Fund. 12/

(1)(l) Resolution of Board of Directors of Life of Virginia authorizing additional Subaccounts of the Separate Account investing in shares of the Salomon Brothers Variable Investors Fund, Salomon Brothers Variable Total Return Fund and Salomon Brothers Variable Strategic Bond Fund of Salomon Brothers Variable Series Funds, Inc. 12/

(1)(m) Resolution of Directors of Life of Virginia authorizing the establishment of ninety-six additional subaccounts of the Separate Account. 15/

(1)(n) Resolution of Board of Directors of GE Life and Annuity Assurance Company authorizing additional Subaccounts investing in shares of GE Premier Growth Equity Fund of GE Investments Funds, Inc.
                17/

(1)(o) Resolution of Board of Directors of GE Life and Annuity Assurance Company authorizing change in name of Subaccounts of Oppenheimer Variable Account Funds and Mid Cap Value Fund of Goldman Sachs Variable Insurance Trust. 17/

(1)(p) Resolution of Board of Directors of GE Life and Annuity Assurance Company authorizing additional subaccounts investing in shares of AIM V.I. Aggressive Growth Fund, AIM V.I. Capital Appreciation Fund, AIM V.I. Capital Development Fund, AIM V.I. Global Utilities Fund, AIM V.I. Government Securities Fund, AIM V.I. Growth Fund, AIM V.I. Growth & Income Fund, AIM V.I. Telecommunications Fund and AIM V.I. Value Fund of AIM Variable Insurance Funds, Inc.; Growth & Income Portfolio, Premier Growth Portfolio and Quasar Portfolio of Alliance Variable Products Series Fund; The Dreyfus Socially Responsible Growth Fund, Inc. of The Dreyfus Corporation; Equity Income Portfolio and Growth Portfolio of Fidelity Variable Insurance Products Fund; Contrafund Portfolio of Fidelity Variable Insurance Products Fund II; Growth & Income Portfolio and Mid Cap Portfolio of Fidelity Variable
                                    Part C-2

                Insurance Products Fund III; Money Market Fund, Premier Growth Equity Fund, S&P 500 Index Fund, U.S. Equity Fund, and Value Equity Fund of GE Asset Management; Aggressive Growth Portfolio, Balanced Portfolio, Capital Appreciation Portfolio, Equity Income Portfolio, Global Sciences Portfolio, Global Technology Portfolio, Growth Portfolio, High Yield Portfolio, International Growth Portfolio, and Worldwide Growth Portfolio of Janus Aspen Series; Global Securities Fund/VA and Main Street Growth & Income Fund/VA of Oppenheimer Variable Account Funds; Foreign Bond Portfolio, High Yield Bond Portfolio, Long-Term U.S. Government Bond Portfolio and Total Return Bond Portfolio of PIMCO Variable Insurance Trust; and OTC Fund of Rydex Variable Trust. 19/

(2)             Not Applicable.

(3)(a) Underwriting Agreement dated December 13, 1997 between The Life Insurance Company of Virginia and Capital Brokerage Corporation. 12/

   (b)          Dealer Sales Agreement dated December 12, 1997. 12/

(4)(a)          Form of Contract

      (i)       Contract Form P1154 4/00 19/

   (b)          Endorsements to Contract.
      (i)       Terminal Illness Nursing Home Endorsement P5122 10/98 12/
      (ii)      IRA Endorsement P5090F 7/97 12/
      (iii)     Roth P5100 6/99 12/
      (iv)      Optional Death Benefit Rider P5135 4/00 19/

(5)(a)          Form of Application. 19/

(6)(a)          Certificate of Incorporation of The Life Insurance Company of
                Virginia. 12/

   (b)          By-Laws of The Life Insurance Company of Virginia. 12/

(7)             Not Applicable.

(8)(a) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation, and The Life Insurance Company of Virginia. 12/

   (a)(i) Amendment to Participation Agreement Referencing Policy Form Numbers. 12/

   (a)(ii) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and The Life Insurance Company of Virginia. 12/

   (a)(iii) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation, and The Life Insurance Company of Virginia. 12/

   (b) Agreement between Oppenheimer Variable Account Funds, Oppenheimer Management Corporation, and The Life Insurance Company of Virginia. 12/

   (b)(i) Amendment to Agreement between Oppenheimer Variable Account Funds, Oppenheimer Management Corporation, and The Life Insurance Company of Virginia. 12/

                                    Part C-3

   (c) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and The Life Insurance Company of Virginia. 12/

   (d) Participation Agreement between Janus Capital Corporation and Life of Virginia. 12/

   (e) Participation Agreement between Insurance Management Series, Federated Securities Corporation, and The Life Insurance Company of Virginia. 12/

   (f) Participation Agreement between The Alger American Fund, Fred Alger and Company, Inc., and The Life Insurance Company of Virginia. 6/

   (f)(i) Amendment to Fund Participation Agreement between The Alger American Fund, Fred Alger and Company, Inc. and GE Life and Annuity Assurance Company. 17/

   (g) Participation Agreement between Variable Insurance Products Fund III and The Life Insurance Company of Virginia.8/

   (h)          Participation Agreement between PBHG Insurance Series Fund, Inc.
                and The Life Insurance Company of Virginia.8/

   (i) Participation Agreement between Goldman Sach Variable Series Funds and The Life Insurance Company of Virginia. 12/

   (j) Participation Agreement between Salomon Brothers Variable Series Funds and The Life Insurance Company of Virginia. 14/

   (k) Participation Agreement between GE Investments Funds, Inc. and The Life Insurance Company of Virginia 14/

   (k)(1) Amendment to Fund Participation Agreement between GE Investments Funds, Inc. and GE Life and Annuity Assurance Company. 17/

(9)             Opinion and Consent of Counsel. 20/

(10)(a)         Consent of Counsel. 20/

    (b)         Consent of Independent Auditors. 20/

(11)            Not Applicable.

(12)            Not Applicable.

(13)            Schedule showing computation for Performance Data 9/

(14)(a)         Power of Attorney dated April 16, 1997 11/

    (b)         Power of Attorney dated April 15, 1999 17/

    (c)         Power of Attorney dated December 17, 1999 18/

                                    Part C-4

                 ----------------------------------------------
8/ Incorporated herein by reference to post-effective amendment number 3 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on September 28, 1995.

9/ Incorporated herein by reference to post-effective amendment number 4 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on April 30, 1996.

10/ Incorporated herein by reference to post-effective amendment number 6 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on March 24, 1997.

11/ Incorporated herein by reference to post-effective amendment number 7 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on May 1, 1997

12/ Incorporated herein by reference to post-effective amendment number 9 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on May 1, 1998

13/ Incorporated herein by reference to post-effective amendment number 11 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on July 17, 1998.

14/ Incorporated herein by reference to pre-effective amendment number 1 to the Registrant's registration statement on Form N-4, File No. 333-62695, filed with the Securities and Exchange Commission on December 18, 1998.

15/ Incorporated herein by reference to pre-effective amendment number 2 to the Registrant's registration statement on Form N-4, File No. 333-62695, filed with the Securities and Exchange Commission on January 27, 1999.

16/ Incorporated herein by reference to pre-effective amendment number 1 to the Registrant's registration statement on Form N-4, File No. 333-63531 filed with the Securities and Exchange Commission on March 12, 1999.

17/ Incorporated herein by reference to pre-effective amendment number 1 to the Registrant's registration statement on Form N-4, File No. 33-76334 filed with the Securities and Exchange Commission on April 30, 1999.

18/ Incorporated herein by reference to the Registrant's registration statement on Form N-4, File No. 333-96513 filed with the Securities and Exchange Commission on December 22, 1999.

19/  Filed herewith.

20/  To be filed in pre-effective amendment.

ITEM 25.  DIRECTORS AND OFFICERS OF GE LIFE & ANNUITY

                                                                         Position and offices
Name                                 Address                              with Underwriter
----                                 -------                             -----------------
Scott A. Curtis                      GE Financial Assurance              President and Chief


                                    Part C-5

                                     6610 W. Broad Street                Executive Officer
                                     Richmond, VA 23230
David J. Beck                        GE Financial Assurance              Senior Vice President &
                                     601 Union St., Ste. 5600            Chief Investment Officer
                                     Seattle, WA 98101
Thomas W. Casey                      GE Financial Assurance              Senior Vice President &
                                     6604 W. Broad St.                   Chief Financial Officer
                                     Richmond, VA 23230
Gary T. Prizzia                      GE Financial Assurance              Treasurer
                                     6604 W. Broad Street
                                     Richmond, VA 23230
Victor C. Moses                      GE Financial Assurance              Senior Vice President
                                     601 Union St., Ste. 5600
                                     Seattle, WA 98101
Geoffrey S. Stiff                    GE Financial Assurance              Senior Vice President
                                     6610 W. Broad St.
                                     Richmond, VA 23230
Marycatherine Yeagley                GE Financial Assurance              Senior Vice President
                                     601 Union St., Ste. 5600
                                     Seattle, WA 98101
Ward E. Bobitz                       GE Financial Assurance              Vice President &
                                     6604 W. Broad St.                   Assistant Secretary
                                     Richmond, VA 23230
Brenda Daglish                       GE Financial Assurance              Vice President &
                                     6604 W. Broad St.                   Assistant Treasurer
                                     Richmond, VA 23230
William E. Daner, Jr.                GE Financial Assurance              Vice President, Counsel
                                     6610 W. Broad St.                   & Secretary
                                     Richmond, VA 23230
Stephen N. DeVos                     GE Financial Assurance              Vice President &
                                     6604 W. Broad Street                Investment Officer
                                     Richmond, VA 23230
Richard G. Fucci                     GE Financial Assurance              Vice President &
                                     6604 W. Broad Street                Controller
                                     Richmond, VA 23230
Scott A. Reeks                       GE Financial Assurance              Vice President &
                                     6630 W. Broad St.                   Assistant Treasurer
                                     Richmond, VA 23230

                                    Part C-6

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


ORGANIZATIONAL CHART

                      __________GENERAL ELECTRIC
                      |             COMPANY
             Other Subsidiaries        |
                                     (100%)
                                       |
                                GENERAL ELECTRIC
                             CAPITAL SERVICES, INC.
                                       |
                                     (100%)
                                       |
                                GENERAL ELECTRIC
                               CAPITAL CORPORATION
                                       |
                                     (100%)
                                       |
                             GE FINANCIAL ASSURANCE______________
                                 HOLDINGS, INC.                  |
                                       |                         |
                                     (100%)                      |
                                       |                         |
                                 GNA CORPORATION                 |
                                       |                         |
                                     (100%)                     20%
                                                                 |
                                GENERAL ELECTRIC                 |
                            CAPITAL ASSURANCE COMPANY            |
                                        |                        |
                                      (80%)                      |
                                        |         _______________|
                               GE LIFE AND ANNUITY
                                ASSURANCE COMPANY

ITEM 27.  Number of Contractowners

Not applicable.

                                    Part C-7

ITEM 28.  Indemnification

Section 13.1-698 and 13.1-702 of the Code of Virginia, in brief, allow a corporation to indemnify any person made party to a proceeding because such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he believed that (a) in the case of conduct in his official capacity with the corporation, his conduct was in its best interests; and (b) in all other cases, his conduct was at least not opposed to the corporation's best interests and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director, officer, employee, or agent of the corporation did not meet the standard of conduct described. A corporation may not indemnify a director, officer, employee, or agent of the corporation in connection with a proceeding by or in the right of the corporation, in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his official capacity, in which such person was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under these sections of the Code of Virginia in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Section 5 of the By-Laws of The Life Insurance Company of Virginia further provides that:

   (a) The Corporation shall indemnify each director, officer and employee of this Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements [sic], fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation, and with respect to any criminal action, had no cause to believe his conduct unlawful. The termination of any action, suit or proceeding by judgement [sic], order, settlement, conviction, or upon a plea of nolo contendere, shall not of itself create a presumption that the person did not act in good faith, or in a manner opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, believed his conduct unlawful.

   (b) The Corporation shall indemnify each director, officer or employee of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgement [sic] in its favor by reason of the fact that he is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

                                    Part C-8

   (c) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders of the Corporation.

   (d) Expenses (including attorneys' fees) incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in subsection (c) upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount to the Corporation unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

   (e) The Corporation shall have the power to make any other or further indemnity to any person referred to in this section except an indemnity against gross negligence or willful misconduct.

   (f) Every reference herein to director, officer or employee shall include every director, officer or employee, or former director, officer or employee of the Corporation and its subsidiaries and shall enure to the benefit of the heirs, executors and administrators of such person.

   (g) The foregoing rights and indemnification shall not be exclusive of any other rights and indemnification to which the directors, officers and employees of the Corporation may be entitled according to law.

                     *                *                *

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the depositor pursuant to the foregoing provisions, or otherwise, the depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the depositor of expenses incurred or paid by a director, officer or controlling person of the depositor in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  Principal Underwriters

   (a) Capital Brokerage Corporation is the principal underwriter of the Contracts as defined in the Investment Company Act of 1940, and is also the principal underwriter for flexible premium variable life insurance policies issued through GE Life & Annuity Separate Accounts I, II, III, 4.


                                    Part C-9

   (b)

                                                                                       Positions and Offices
Name                                   Address                                         with Underwriter
Scott A. Curtis                        GE Financial Assurance                          President and Chief
                                       6610 W. Broad St.                               Executive Officer
                                       Richmond, VA 23230
Charles A. Kaminski                    GE Financial Assurance                          Senior Vice President
                                       601 Union St., Ste. 5600
                                       Seattle, WA 98101
Victor C. Moses                        GE Financial Assurance                          Senior Vice President
                                       601 Union St., Ste. 5600
                                       Seattle, WA 98101
Geoffrey S. Stiff                      GE Financial Assurance                          Senior Vice President
                                       6610 W. Broad Street
                                       Richmond, VA  23230
Mary Catherine Yeagley                 GE Financial Assurance                          Senior Vice President
                                       601 Union St., Ste. 5600
                                       Seattle, WA 98101
Jeffrey I. Hugunin                     GE Financial Assurance                          Treasurer
                                       6604 W. Broad St.
                                       Richmond, VA 23230
John W. Attey                          GE Financial Assurance                          Vice President, Counsel
                                       7125 W. Jefferson Ave., Ste. 200                & Assistant Secretary
                                       Lakewood, CO 80235
Thomas W. Casey                        GE Financial Assurance                          Vice President & Chief
                                       6604 W. Broad St.                               Financial Officer
                                       Richmond, VA 23230
Stephen N. DeVos                       GE Financial Assurance                          Vice President &
                                       6604 W. Broad St.                               Controller
                                       Richmond, VA 23230
Scott A. Reeks                         GE Financial Assurance                          Vice President &
                                       6610 W. Broad St.                               Assistant Treasurer
                                       Richmond, VA 23230
Edward J. Wiles, Jr.                   GE Financial Assurance                          Vice President, Counsel
                                       777 Long Ridge Rd., Bldg. "B"                   & Secretary
                                       Stamford, CT 06927

ITEM 30.  Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules under it are maintained by GE Life & Annuity at its executive offices.

ITEM 31.  Management Services

All management contracts are discussed in Part A or Part B of this Registration Statement.

ITEM 32.  Undertakings

   (a) Registrant undertakes that it will file a post-effective amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

   (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional

                                   Part C-10

   Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to GE Life & Annuity at the address or phone number listed in the Prospectus.

   STATEMENT PURSUANT TO RULE 6c-7
   ------------------------------

   GE Life & Annuity offers and will offer Contracts to participants in the Texas Optional Retirement Program. In connection therewith, GE Life & Annuity and the Separate Account rely on 17 C.F.R. Section 270.6c-7 and represent that the provisions of paragraphs (a)-(d) of the Rule have been or will be complied with.

   SECTION 403(b) REPRESENTATIONS
   ------------------------------

   GE Life & Annuity represents that in connection with its offering of Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through
   (4) of that letter will be complied with.

   SECTION 26(e)(2)(A) REPRESENTATION
   ----------------------------------

   GE Life & Annuity hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GE Life & Annuity.


                                   Part C-11

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, GE Life & Annuity Separate Account 4, and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, in the County of Henrico in the Commonwealth of Virginia, on the 25th day of February, 2000.


                  GE Life & Annuity Separate Account 4
                  ------------------------------------
                      (Registrant)


  By:/s/ Selwyn L. Flournoy, Jr.
     -------------------------------------
     Selwyn L. Flournoy, Jr.
     Senior Vice President
     GE Life and Annuity Assurance Company

                           GE Life and Annuity Assurance Company
                           -------------------------------------
                           (Depositor)


  By:/s/ Selwyn L. Flournoy, Jr.
     -------------------------------------
     Selwyn L. Flournoy, Jr.
     Senior Vice President

As required by the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                    Title                                                Date
---------                                    -----                                                ----


/s/      *                                   Director, Chairman of the Board              February 25, 2000
---------------------
Michael D. Frazier


/s/      *                                    Director, Chief Operating Officer           February 25, 2000
---------------------
Pamela S. Schutz


/s/Selwyn L. Flournoy, Jr.                    Director, Senior Vice President             February 25, 2000
--------------------------
Selwyn L. Flournoy, Jr.


/s/      *                                    Director, Senior Vice President             February 25, 2000
---------------------
Robert D. Chinn


/s/      *                                    Senior Vice President,                      February 25, 2000
---------------------                         Chief Financial Officer
Richard P. McKenney


/s/      *                                    Vice President and Controller               February 25, 2000
---------------------
Kelly Groh


/s/      *                                    Director                                    February 25, 2000
---------------------
Victor C. Moses


/s/      *                                    Director                                    February 25, 2000
---------------------
Geoffrey S. Stiff


* By Selwyn L. Flournoy, Jr., pursuant to Power of Attorney executed on December 17, 1999.

EXHIBIT LIST

Exhibit (1)(b)             Resolution of Board of Directors adding
                           additional subaccounts

Exhibit (4)(a)             Form of Contract P1154 4/00

Exhibit (4)(b)(i)          Endorsement to Policy
                           Optional Death Benefit Rider

Exhibit (5)(a)             Form of Application

Exhibit (10)(a)            Consent of Counsel